hydro One

Notice of 2020 Annual Meeting of Shareholders

To be held on **May 8, 2020**
and Management Information Circular



Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

Notice of 2020 Annual Meeting of Shareholders and Availability of Proxy Materials

hydro One

Hydro One Limited (*Hydro One* or the *company*) is providing you with electronic notice and access to its management information circular *(the circular)* for the company's 2020 annual meeting of shareholders *(the meeting)*, instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and saves money. All shareholders are reminded to review the circular before voting. If you have questions about the notice and access, please call 1-877-907-7643 toll-free within North America, for service in English or French. This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual shareholders meeting using your unique 16-digit control number.

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:

When:
Friday, May 8, 2020
9:30 a.m. – 11:00 a.m.
(Eastern Time)

Where:
Virtual shareholders meeting via live online audio webcast online at **www.virtualshareholdermeeting.com/HRNNF2020**

The purpose of the meeting is to:

- Receive Hydro One's 2019 audited consolidated financial statements together with the report of the external auditors on those statements
- Elect directors to the board for the ensuing year
- Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration
- Consider a say on executive pay shareholder resolution
- Transact any other business as may properly come before the meeting

How can I access the virtual shareholders meeting?

The annual general meeting will be a virtual-only meeting via live online audio webcast available online at **www.virtualshareholdermeeting.com/HRNNF2020**. You will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

Detailed information on how shareholders can participate in and vote at the meeting is available starting on page 7 of the accompanying circular.

Only registered shareholders and duly appointed proxyholders (including non-registered *(beneficial)* shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the meeting, all in 'real time'. Non-registered *(beneficial)* shareholders who do not duly appoint themselves as proxyholder may still access the meeting and ask questions. Guests should register at the virtual meeting and will be able to listen to the meeting, but will not be able to vote at the meeting or ask questions.

It is important to note that shareholders will not be able to attend this year's meeting in person. Shareholders participating in the virtual shareholders meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the shareholders' responsibility to ensure internet connectivity for the duration of the meeting.

Why is this year's annual general shareholders meeting virtual-only?

We have decided to hold the annual general shareholders meeting virtually via a live online audio webcast this year due to the public health impact of the coronavirus *(COVID-19)*. This measure is a proactive and prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders an even greater ability to participate in the annual general shareholders meeting equally, regardless of their geographic location and share ownership.

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One's website at **www.hydroone.com/investor-relations/agm** or under the Hydro One Limited profile on the System for Electronic Document Analysis and Retrieval (*SEDAR*) at **www.sedar.com**. You can also access our 2019 annual report (the *annual report*) in the same manner.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent by regular postal delivery, free of charge. Requests may be made by phone, email or online using the methods below.

By phone (English/French): 1-877-907-7643 (toll-free within North America)
or 905-507-5450 (outside of North America)
By email: noticeandaccess@broadridge.com (outside of North America)
Online: www.proxyvote.com (enter the control number located on the voting instruction form).

To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting, you should make your request before 5:00 p.m. (Eastern Time) on April 29, 2020. For requests received on or after the date of the meeting, a paper copy will be mailed to you within 10 calendar days after receiving your request. The meeting materials will also remain available at **www.proxyvote.com** for a period of at least one year after SEDAR filing.

How do I vote my shares?

Shareholders attending the virtual shareholders meeting can vote at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote.

Internet voting		For all shareholders, registered and non-registered *(beneficial)*, go to www.proxyvote.com
Telephone voting		Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery		Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, shareholders must return their proxies using one of the above applicable methods to Broadridge Financial Solutions Inc. *(Broadridge)*, by no later than 9:30 a.m. (Eastern Time) on May 6, 2020 (the *proxy deadline*) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Non-registered shareholders should return their voting instruction forms to their intermediary using one of the above methods at least one business day in advance of the proxy deadline.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One's board of directors.

DATED at Toronto, Ontario this 24th day of March, 2020.
By order of the board of directors

Maureen Wareham
Corporate Secretary

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Letter from the Chair of the Board

hydro One

Dear Shareholder,

You are invited to attend Hydro One Limited's annual meeting of shareholders *(the meeting)*, on Friday May 8, 2020 at 9:30 a.m. (Eastern time). This year's meeting will be held, for the first time, in a virtual-only format via live online audio webcast available online at www.virtualshareholdermeeting.com/HRNNF2020.

We have decided to hold the annual general shareholders meeting virtually via a live online audio webcast this year due to the public health impact of the coronavirus *(COVID-19)*. This measure is a proactive and prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders an even greater ability to participate in the annual general shareholders meeting, regardless of their geographic location and share ownership.

At this meeting, you will be voting on several important matters so please take the time to carefully consider the information set out in the accompanying management information circular. You will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

Sincerely,



Timothy Hodgson

Chair of the Board
Hydro One Limited

Table of Contents

1 BUSINESS OF THE MEETING

2 CORPORATE GOVERNANCE

3 EXECUTIVE COMPENSATION

Other information

Schedule "A"

Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

hydro One

2020 Management Information Circular

You have received this circular because you owned Hydro One common shares as of the close of business on March 20, 2020 (the *record date*), and have the right to vote at our annual meeting.

Management is soliciting your proxy for the shareholder meeting on May 8, 2020.

In this document:

- *we, us, our, the company* and *Hydro One* mean Hydro One Limited
- *you* and *your* mean holders of our common shares
- *common shares* and *shares* mean the common shares of Hydro One

This document tells you about the meeting and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered owners and for beneficial owners, other than beneficial owners who object to their name and address being given to the company. We are soliciting proxies mainly by mail, but you may also be contacted by phone, mail or in person by employees of Hydro One. We may also engage solicitation agents at a nominal cost to contact you.

The date of this circular is March 24, 2020 but all information in the circular is provided as of March 20, 2020 and all dollar amounts are in Canadian dollars, unless indicated otherwise.

All references to financial results are based on Hydro One's financial statements, prepared in accordance with United States Generally Accepted Accounting Principles *(US GAAP)*. References in this circular to the meeting include any postponement(s) or adjournment(s) that may occur.

Business of the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider the following matters at the meeting:

1 Financial Statements

The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2019 and the report of the external auditors on the financial statements will be received.

2 Election of Directors

The company's board of directors *(the board)* currently comprises 11 directors. The directors, with the exception of Mr. Poweska and Ms. Wolburgh Jenah, were elected at the company's May 9, 2019 annual general meeting of shareholders. Mr. Poweska was appointed to the board effective May 10, 2019, the same day he was appointed as the company's President and Chief Executive Officer *(CEO)*. Ms. Wolburgh Jenah was appointed to the board effective January 1, 2020.

At the company's 2020 annual general meeting, shareholders will be asked to elect 10 directors *(the nominated directors)* in accordance with Hydro One's majority voting policy. Ms. Giardini informed the chair of the board of her decision not to stand for re-election at the company's 2020 annual general meeting of shareholders. Following this meeting the company will commence a search for a director to fill the vacancy in accordance with the vacancy process outlined in the governance agreement that the company entered into with Her Majesty the Queen, in Right of Ontario, as represented by the Minister of Energy *(the Province)* on November 5, 2015 *(the governance agreement)* described on page 27.

All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 14.

The board recommends that you vote FOR the election to the board of each of the nominated directors.

The table below summarizes the 2019 voting results for each of the nominated directors who are standing for re-election at the 2020 annual general meeting of shareholders.

2019 Director Nominee Voting Results	Votes For (%):	Votes Withheld (%):
Cherie Brant	99.94	0.06
Blair Cowper-Smith	99.81	0.19
David Hay	99.93	0.07
Timothy Hodgson (chair)	98.35	1.65
Jessica McDonald	99.83	0.17
Russel Robertson	99.83	0.17
William Sheffield	99.93	0.07
Melissa Sonberg	98.63	1.37

Majority Voting Policy

The board has adopted a majority voting policy for the election of directors. In an uncontested election, any nominee for director who receives more *withheld* votes than *for* votes is required to immediately tender his or her resignation for consideration by the board. For more information on our Majority Voting Policy see page 34.

3 Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP *(KPMG)*, Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One's principal subsidiary *(Hydro One Inc.)* since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of Hydro One to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One and its subsidiaries in 2019 and 2018 for professional services are presented below:

		Year ended, December 31, 2019		Year ended December 31, 2018
Audit Fees[1]	$	**1,782,600**	$	1,911,815
Audit-Related Fees[2]	$	**336,400**	$	485,608
Tax Fees[3]:				
Tax Compliance and SR&ED Claim	$	**35,000**	$	57,500
General Tax Advice	$	**6,762**	$	–
Tax advice on Avista Acquisition	$	**—**	$	58,000
Hydro One Pension Fund Tax service	$	**—**	$	35,000
Other Fees	$	**—**	$	–
Total	$	**2,160,762**	$	2,547,923

Notes:
1. The nature of the services rendered was: audit of annual financial statements of the company and its subsidiaries, and statutory and regulatory filings.
2. The nature of the services rendered was: due diligence related to the proposed Avista Corporation (Avista) acquisition, translations and audit of the Hydro One Pension Plan, IFRS reporting to the Province of Ontario and related services reasonably related to the performance of the audit or review of the company's financial statements that are not reported under Audit Fees.
3. The nature of the services rendered was: procedures in connection with a scientific research and experimental development ("*SR&ED*") investment tax credit claim, tax compliance services for Hydro One's Pension Funds, general tax advice and tax advice related to the proposed Avista acquisition.

The board recommends that you vote *FOR* the approval of the appointment of KPMG as the external auditors of Hydro One and authorize the directors of Hydro One to fix their remuneration.

4 Say on Pay

In accordance with Hydro One's corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (*say on pay*). The purpose of a say on pay vote is to obtain shareholder input on executive compensation for the year ending immediately prior to the annual meeting of shareholders, which in this case is 2019.

There was no say on pay vote at the 2019 annual meeting related to the 2018 executive compensation framework given the changes to compensation that were mandated by a directive issued by the Ontario Management Board of Cabinet (*Management Board of Cabinet*) on February 21, 2019 (the *directive*) and prescribed compensation related requirements going forward for the CEO, other executives and the board of directors of the company and its subsidiaries, including expressed compensation caps. The board took this step because it determined, given the material changes that occurred in 2019 to the executive compensation framework that existed in 2018, a say on pay vote relating to 2018 executive compensation would not be relevant.

Going forward, the board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. As such, it has decided to offer shareholders the opportunity to make their views on the company's prescribed compensation structure known at this annual meeting.

At the meeting, shareholders will have an opportunity to vote on Hydro One's approach to executive compensation through consideration of the following say on pay advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual meeting of shareholders of the company."

Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company's executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

The board recommends that you vote *FOR* approval of the advisory resolution on Hydro One's approach to executive compensation.

For further information about the directive and detailed disclosure of our executive compensation program, please see "Executive Compensation" starting on page 49.

Information About Voting

Delivery of Proxy Materials

As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company's annual meeting of shareholders and its 2019 annual report instead of mailing out paper copies. Electronic delivery is environmentally friendly and saves money.

Shareholders will receive a notice of availability of proxy materials *(notice)* together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the meeting.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered *(beneficial)* shareholders. We pay the cost of proxy solicitation for all registered owners and for beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of March 20, 2020, there were 597,111,948 common shares outstanding, each carrying the right to one vote per common share.

The *Electricity Act, 1998* (Ontario) and Hydro One's articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning, or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

You have the right to one vote per common share held by you on the record date for the meeting which is March 20, 2020.

Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of March 20, 2020, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).

Under the governance agreement the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other's director nominees. The Province is also required, under the governance agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the governance agreement by withholding votes or voting for removal.

➔ More information about the governance agreement can be found on page 27.

How to Participate in and Vote at the Meeting

Why is this Year's Meeting Virtual-only?

This year's meeting will be held virtually via a live online audio webcast, due to the public health impact of the coronavirus (COVID-19) pandemic. This measure is a proactive and prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic location and share ownership. Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below.

Registered shareholders and duly appointed proxyholders (including non-registered *(beneficial)* shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the meeting, all in 'real time'. Non-registered *(beneficial)* shareholders who do not duly appoint themselves as proxyholder may still attend the meeting and ask questions. Guests will be able to listen to the meeting, but will not be able to vote at the meeting or ask questions.

It is important to note that you will not be able to attend this year's meeting in person. If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.

In order to participate in the meeting please login online at www.virtualshareholdermeeting.com/HRNNF2020. We recommend that you log in at least 15 minutes before the Meeting starts.

How Do I Participate in and Vote at the Meeting?

You will be able to participate in the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system's compatibility by visiting www.talkpoint.com/test.

The steps you need to follow to participate in the meeting will depend on whether you are a non-registered *(beneficial)* shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. Please read and follow the applicable instructions below carefully.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting	Your intermediary has sent you a voting instruction form. If you wish to participate *and vote* at the meeting you can do so as follows: 1. Appoint yourself as proxyholder as described below under the heading "How to Vote in Advance or by Proxy", including by providing an "Appointee Name" and designating an 8-character "Appointee Identification Number". Please note that these steps must be completed prior to the proxy deadline or you will not be able to vote your common shares at the meeting. 2. Follow the instructions below for Proxyholders to log in and vote at the meeting as described below under the heading "How Do I Attend the Meeting as a Proxyholder?". In the event that the proxy deadline is waived by Hydro One prior to the meeting, all non-registered shareholders will be able to access	Broadridge has sent you a proxy form. Do *not* complete the proxy form and instead follow these steps: 1. Log into www.virtualshareholdermeeting.com/HRNNF2020 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures. 2. Enter your 16-digit control number into the Shareholder Login section (Your control number is located on your proxy form) and click on "Enter Here". 3. Follow the instructions to access the meeting and vote when prompted. Even if you currently plan to access and vote at the meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
	and vote at the meeting in the same manner as for registered shareholders except that your 16-digit control number will be located on your voting information form or form of proxy. In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf and you choose to access and vote on any matter at the meeting during the live webcast then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able ask questions. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline to ensure your vote is counted at the meeting. A non-registered shareholder wishing to access the meeting *without voting* – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting information form or form of proxy. You will be able to ask questions if you access the meeting in this manner.	You should note that if you access and vote on any matter at the virtual meeting you will revoke any previously submitted proxy.

How can I ask Questions at the Meeting?

Hydro One believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year's meeting virtually. Registered shareholders, proxyholders and non-registered shareholders will have an opportunity to ask questions at the meeting. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business at the meeting as in past years when the annual shareholders meeting was held in person. The chair of the meeting reserves the right to limit questions from shareholders in order to ensure as many shareholders as possible will have the opportunity to ask questions.

Who Do I Contact If I Cannot Log into the Meeting?

If you have any difficulties logging into the meeting, please contact Broadridge's virtual shareholder meeting help line at 1-800-586-1548 or via the web portal www.virtualshareholdermeeting.com/HRNNF2020.

If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any technical difficulties.

How Do I Attend the Meeting as a Proxyholder?

If you have been appointed as proxyholder for a registered or non-registered shareholder (or you are a non-registered shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting as a Proxyholder	1. Log into **www.virtualshareholdermeeting.com/HRNNF2020** at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures. 2. Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on "Enter Here". If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to access the meeting or vote their common shares on their behalf. If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting. 3. Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at **www.proxyvote.com** or on their voting information form or form of proxy in order for their proxyholder to access and vote their shares at the meeting during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading "How to Vote in Advance or by Proxy" as quickly as possible.

How Do I Attend the Meeting as a Guest?

If you wish participate in the meeting as a guest, you can log into the meeting as set out below. Note that guests will be able to listen to the meeting but will not be able to ask questions or to vote. If you wish to contact the board chair or any member of the board please see page 96 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting as a Guest	1. Log into **www.virtualshareholdermeeting.com/HRNNF2020** at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures. 2. Complete the GUEST LOGIN section and click on "Enter Here".

Voting by Proxy or in Advance

Appointing your Proxyholder

Providing voting instructions online at **www.proxyvote.com** or by telephone or by signing and returning your proxy form or voting instruction form authorizes Timothy Hodgson or Mark Poweska *(the named proxyholders)*, the chair of the board (board chair) and the President and CEO of the company, respectively, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. **Your proxyholder does not have to be a shareholder of the company.**

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.

How to Vote in Advance or by Proxy

You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered *(beneficial)* shareholder or you are a registered shareholder.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy	You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your intermediary provides you with this option as this will reduce the risk of any mail or other disruptions in the current environment. You may also complete the voting instruction form provided by your intermediary and return it to your intermediary. You must follow the instructions and timelines provided by your intermediary in order to do so. If you wish to access and vote at the meeting or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting information form since you or your appointee will vote at the meeting. In addition, since the meeting will take place virtually, the process for you to appoint yourself or another person (other than the named proxyholders) to vote at the meeting is different than it would be for an in-person meeting. In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully, including: • inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" (together, this is the *Appointee Information*) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and • if you have appointed someone other than yourself to access and vote at the meeting on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.	You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form. Since the meeting will take place virtually, the process for appointing another person as your proxyholder (other than the named proxyholders) to vote on your behalf is different than it would be for an in-person meeting. You must therefore follow the instructions on your form of proxy very carefully, including: • inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" (together, this is the *Appointee Information*) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form; and • informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to vote on your behalf at the meeting. Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access the meeting and vote on your behalf.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
	You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting information form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the meeting on your behalf, neither you nor that other person, as applicable, will be able to access the meeting and vote.	
Proxy Deadline	You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 9:30 a.m. Eastern Time on May 6, 2020. If you have any questions, you should contact your intermediary. For your votes to count, Broadridge must receive your voting instructions or appointment from your intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 6, 2020, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.	The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form. Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 6, 2020, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Changing Your Vote/Revoking Your Proxy	If you have provided voting instructions to your intermediary and change your mind about your vote, contact your intermediary to find out what to do. If your intermediary gives you the option of using the Internet to provide your voting instructions, you can also use the Internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline. If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able to ask questions. If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.	If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s), if the meeting is postponed or adjourned). Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 Attention: Corporate Secretary Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy. Finally, you may change your voting instructions by participating and voting on any matter at the virtual meeting, which will revoke any previously submitted proxy.

How Your Proxyholder will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote Timothy Hodgson or failing him, Mark Poweska, the named proxyholders, will vote for you as follows:

Matters to Vote on	How Management Proxyholders Will Vote
Election of directors	*FOR* each nominee
Appointment of the external auditors at a remuneration to be fixed by the board	*FOR*
Say on Pay	*FOR*

Other Matters Relating to Voting

Questions about Voting

If you are a registered shareholder, please contact Broadridge with any questions about voting. You will find their contact information on the inside of the back cover of this circular. If you are a non-registered *(beneficial)* shareholder and you have questions about voting, please contact your intermediary by following the instructions on your voting instruction form.

Confidentiality

To keep voting confidential, Broadridge counts all proxies. Broadridge only discusses specific proxies with us when legally necessary, when a shareholder clearly intends to communicate with management or the board of directors, or when there is a proxy contest.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at **www.hydroone.com/investor-relations/agm**. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Special Arrangements

If you plan on attending the meeting and require special arrangements for hearing and/or access, please contact our Corporate Secretary at **CorporateSecretary@HydroOne.com**.

About the Nominated Directors

This year, 10 people are being nominated to serve on the board, all of whom currently serve on the board. Director profiles, starting on page 16, tell you about each director's skills, experience and other important matters to consider. All but one of the director nominees are considered independent. Mr. Poweska is not considered independent because he is our President and CEO.

What We Expect from Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board's expectations for directors, including the following:

Personal Attributes	• Business expertise, financial literacy and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position • High ethical standards and integrity in personal, business and professional dealings • Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work
Stewardship	• Understand and contribute to fulfilling the company's mission and vision, strategies and objectives • Comply with the corporate governance guidelines of the company and perform their duties as board members • Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole, and not to any specific shareholders or other stakeholders
Integrity	• Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances • Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company's code of business conduct
Participation	• Devote sufficient time to his or her responsibilities and prepare for each board and relevant committee meeting • Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions • Work constructively and effectively with other directors, officers, employees and advisors of the company
Education	• Continuously advance his or her knowledge about the company's business and operations, the communities in which it operates and emerging trends and issues and significant strategic initiatives

Our Director Nominees at a Glance

	Public Board Interlocks	Independent of Hydro One	Independent of the Province	Gender	Audit Committee	Health, Safety, Environment and Indigenous Peoples Committee	Human Resources Committee	Governance Committee
Cherie Brant	–	✔	✔	F		✔		✔
Blair Cowper-Smith	–	✔	✔	M			✔	*
David Hay	–	✔	✔	M	✔	✔		
Timothy Hodgson[1] (Chair)	–	✔	✔	M				
Jessica McDonald	–	✔	✔	F	✔		✔	
Mark Poweska[1]	–	–	–	M				
Russel Robertson[2]	–	✔	✔	M	*		✔	
William Sheffield	–	✔	✔	M	✔	✔		
Melissa Sonberg	–	✔	✔	F			*	✔
Susan Wolburgh Jenah	–	✔	✔	F				✔

* denotes committee chair

Note: Ms. Giardini is the Health, Safety, Environment and Indigenous Peoples Committee chair. She is not standing for re-election at the company's 2020 annual meeting of shareholders. Following the meeting the governance committee, in accordance with its mandate, will oversee and recommend to the board the selection and appointment of a new committee chair.

1. Mr. Hodgson and Mr. Poweska, while not members of committees, attend all committee meetings.
2. Mr. Sheffield was chair of the Audit Committee until May 9, 2019 when Mr. Robertson assumed this role.

Gender



60%
40%
Men
Women

Age



2
3
2
3
45-50 Years
51-60 Years
61-70 Years
71-75 Years

Voting Results



99.53%
0.47%
Average Votes For
Average Votes Against

Geographic Mix



7
1
1
1
Ontario
British Columbia
New Brunswick
Quebec

Director Profiles

The information in each director profile is provided as of March 20, 2020. The profiles tell you about the directors who are currently standing for election, including:

- a brief biography of each nominee and their place of residence;
- principal occupation and education;
- the year they were first elected or appointed as a director and their independence status; and
- if they are a nominee of the Province under the governance agreement.



INDEPENDENT

Ontario, Canada

Director since August 14, 2018

Partner, Borden Ladner Gervais

Nominee of the Province

Not eligible for re-election in 2030

Cherie Brant

Cherie Brant is a partner at Borden Ladner Gervais LLP. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator *(IESO)*. Her previous directorships include Women's College Hospital and Trillium Gift of Life.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.



INDEPENDENT

Ontario, Canada

Director since August 14, 2018

Corporate Director

Nominee of the Province

Not eligible for re-election in 2023

Blair Cowper-Smith

Blair Cowper-Smith is the principal of Canadian advisory firm Erin Park Business Solutions. Previously, Mr. Cowper-Smith was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System *(OMERS)* where he also served as a member of the Senior Executive Team, with responsibilities including regulatory affairs, law and governance. Prior to joining OMERS, he was a Senior Partner at McCarthy Tetrault LLP, where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith's current or prior board appointments include Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario and Face the Future Foundation. He served on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. Mr. Cowper-Smith regularly delivers lectures on governance at the Directors College at McMaster University.

Mr. Cowper-Smith holds a Bachelor of Laws *(LLB)* and Master of Laws *(LLM)* from Osgoode Hall Law School at York University and holds his ICD.D.



INDEPENDENT

New Brunswick, Canada

Director since
August 14, 2018

Managing Director,
Delgatie Incorporated

Not eligible for re-election
in 2030

David Hay

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and CEO of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc., and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair and SHAD, which he Chaired.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College).He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.



INDEPENDENT

Ontario, Canada

Director since
August 14, 2018

Corporate Director

Not eligible for re-election
in 2030

Timothy Hodgson

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also Chairs the board of Sagicor Financial Corporation Limited, a financial and life insurance company and sits on the board of the Public Sector Pension Investment Board *(PSP Investments)*. Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm's operations, client relationships and regulatory matters.

His prior directorships include MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from The Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants *(FCPA)* and holds his ICD.D.



INDEPENDENT

British Columbia, Canada

Director since
August 14, 2018

Chair of Canada Post Corporation

Not eligible for re-election in 2030

Jessica McDonald

Jessica McDonald has served as Chair of the Board for Canada Post since 2017. She also served as President and CEO of Canada Post on an interim basis from 2018 to 2019.

From 2014 to 2017, Ms. McDonald held the role of President and CEO at BC Hydro. Her prior experience also includes Chair of Powertech Labs, and Board Director for Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford's Center for Energy Policy and Finance. Ms. McDonald currently sits on the boards of the Greater Vancouver Board of Trade, as well as Coeur Mining and is Board Chair at Trevali Mining. She has extensive experience in government, including Deputy Minister to the Premier and Head of the Public Service of British Columbia.

Ms. McDonald has been named to Canada's Top 100 Most Powerful Women Hall of Fame, Canada's Diversity 50, and Canada's Top 40 Under 40. She holds her ICD.D.



INDEPENDENT

Ontario, Canada

Director since
August 14, 2018

Corporate Director

Nominee of the Province

Not eligible for re-election in 2023

Russel Robertson

Russel Robertson served as Executive Vice-President and Head, Anti-Money Laundering, at BMO Financial Group from 2014 to 2016. Prior to this Mr. Robertson served as Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank to form BMO Harris Bank and as Chief Financial Officer, BMO Financial Group from 2008 to 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions, including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson sits on the board of Bausch Health Companies Inc. and on the Board of Turquoise Hill Resources Ltd., where he chairs both audit committees. Previous directorships include Virtus Investment Partners Inc.

Mr. Robertson holds a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the Western University. He is a Chartered Professional Accountant *(FCPA, FCA)*, a Fellow of the Institute of Chartered Accountants (Ontario) and holds his ICD.D.



INDEPENDENT

Ontario, Canada

Director since
August 14, 2018

Corporate Director

Not eligible for re-election
in 2024

William Sheffield

William Sheffield is the former CEO of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated Inc. and Abitibi-Price Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.

Mr. Sheffield has sat on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman, and sits on the board of Velan Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program *(FEA)* at the University of British Columbia.



INDEPENDENT

Québec, Canada

Director since
August 14, 2018

Professor of Practice,
McGill University

Not eligible for re-election
in 2030

Melissa Sonberg

Melissa Sonberg is a Professor of Practice and has been a member of McGill University's Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Canadian Professional Sales Association, Group Touchette, and Women in Capital Markets. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa's International Advisory Board, Equitas – International Centre for Human Rights Education and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Masters of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive.



INDEPENDENT

Ontario, Canada

Director since
January 1, 2020

Corporate Director

Nominee of the Province

Not eligible for re-election in 2032

Susan Wolburgh Jenah

Susan Wolburgh Jenah is a corporate director and has over 30 years' experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, crown corporation and not-for-profit boards and expert advisory committees.

She currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and Humber River Hospital and is a Governor of the Financial Industry Regulatory Authority and a member of the Independent Review Committee of Vanguard Investments Canada. Ms. Wolburgh Jenah was the founding President and CEO of the Investment Industry Regulatory Organization of Canada and held executive positions at the Investment Dealers Association of Canada and the Ontario Securities Commission, including Vice Chair and Acting Chair.

Ms. Wolburgh Jenah is also a member of the C.D. Howe National Advisory Council, an advisor to the Blockchain Learning Group and a Mentor for the Catalyst Women on Board Program.

She is a recipient of the 2011 Osgoode Hall Law School Gold Key Award for Achievement and holds her ICD.D.



NOT INDEPENDENT

Ontario, Canada

Director since
May 10, 2019

President and CEO of Hydro One

Mark Poweska

Mark Poweska is the President and Chief Executive Officer (CEO) of Hydro One Limited, a role he assumed in May 2019. Mr. Poweska is a proven leader in the energy industry, with over 26 years' experience and a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance. As CEO, he oversees all aspects of Hydro One's business, with approximately $27 billion in assets and 2019 annual revenues of approximately $6.5 billion.

Prior to joining Hydro One, Mr. Poweska served as Executive Vice President, Operations at BC Hydro from October 2017 to May 2019, where he led the merger of the former Transmission and Distribution organization operations with the Generation operations, to form one Operations group with revenues of approximately $5 billion. Mr. Poweska previously also served as Vice President, Engineering and Design at BC Hydro from 2012 to 2017. Through his 26-year career at BC Hydro, Mr. Poweska led teams in operations, engineering, construction and procurement while delivering strong results in technical design, engineering and construction.

Mr. Poweska sits on the board of Canadian Electrical Association, the Western Energy Institute, the Ontario Energy Association and is a member of C.D. Howe Institute's Energy Policy Council. Previous directorships include Yukon Energy, Powertech Labs and the Canadian Hydropower Association. He holds a Bachelor of Applied Science in Mechanical Engineering from the University of Saskatchewan.

Director Compensation

The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for all expenses incurred in fulfillment of their duties, including travel expenses.

On August 15, 2018, the Province passed the *Hydro One Accountability Act, 2018* (*HOAA*). The HOAA required our board to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019 pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One *(the directive)* setting out certain compensation-related requirements when developing its new board and executive compensation framework. Prior to our new compensation framework being approved by the Management Board of Cabinet, our director compensation was set at $260,000 for the board chair, $160,000 for all other directors and our committee chairs received an additional $20,000 retainer. Our directors were paid at this compensation level until the Management Board of Cabinet approved our current director compensation framework on March 7, 2019. For more information on our current compensation framework see page 56.

The chart below sets out our directors' compensation, effective March 7, 2019 which is set by the directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	60,000	120,000
Committee chair	42,500	42,500	85,000
Other directors	40,000	40,000	80,000

No meeting attendance fees

Hydro One has adopted a non-employee director deferred share unit *(DSU)* plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component in the form of DSUs. They may elect to be paid up to 100% of the cash component in the form of director DSUs. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the company's common shares. Board committee chairs can choose to take their annual committee chair retainer in cash or equity. As specified in the directive, the maximum total compensation for the board may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees.

The company's director compensation, travel and expense policy applies to non-employee directors.

Directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board.

Director Compensation Table

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2019.

Mr. Poweska is not included in the table as his compensation for service as Hydro One's President and CEO is disclosed starting on page 64. He does not receive any additional compensation for his services as a member of the board.

	Total Compensation				Form of Payment[1]		
Name	Board Retainer ($)[1]	Committee Chair Fees ($)	Travel Fees ($)[2]	Total Fees ($)[3]	Received as Cash ($)	Value Received as Director DSUs ($)[4]	Director DSU Component of Total Compensation (%)[5]
Cherie Brant	94,444	–	–	94,444	47,222	47,222	50
Blair Cowper-Smith	94,444	7,708	–	102,152	51,076	51,076	50
Anne Giardini	94,444	7,708	2,500	104,652	49,722	54,930	52
David Hay	94,444	–	–	94,444	47,222	47,222	50
Timothy Hodgson[6]	111,074	–	–	111,074	55,537	55,537	50
Jessica McDonald	94,444	–	3,000	97,444	50,222	47,222	50
Russel Robertson	94,444	3,228	–	97,672	48,836	48,836	50
William Sheffield[7]	94,444	4,480	–	98,924	–	98,924	100
Melissa Sonberg	94,444	7,708	1,000	103,152	8,708	94,444	91
Susan Wolburgh Jenah[8]	–	–	–	–	–	–	–
Thomas Woods[9]	95,386	–	–	95,386	–	95,386	100

Notes:
1. From January 1, 2019 to March 6, 2019 directors were compensated at pre-HOAA rates. See page 21 for more information.
2. Travel fees were paid to directors prior to March 7, 2019, the date on which the new executive compensation framework came into effect. Directors were paid a travel fee as follows: 1-3.5 hours $500, 3.5-6.5 hours or crossing an international border $1,500, greater than 6.5 hours $2,500.
3. All amounts in this table are pre-tax. Amounts reported include the portion of the director's board retainer, committee chair retainer and travel fees payable in cash.
4. All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
5. Excludes travel fees in the calculation.
6. Following Mr. Hodgson's appointment as board chair on August 1, 2019, his compensation changed to reflect his position.
7. Mr. Sheffield received audit committee chair fees until Mr. Robertson assumed the role on May 9, 2019.
8. Ms. Wolburgh Jenah was appointed to the board effective January 1, 2020, and did not receive compensation in 2019.
9. Mr. Woods was compensated for his service until he stepped down from the board on July 31, 2019.

Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. The corporate governance guidelines require directors who are non-employees of Hydro One to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the board. The ownership requirement for directors is as follows:

The Corporate Governance Guidelines can be found on our website at: **https://www.hydroone.com/about/corporate-information/governance**.

Chair	$	360,000
Other Directors	$	240,000

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board. All of our directors are on track to meeting their share ownership requirements. Mr. Woods is required to hold his DSUs until July 31, 2020.

For 2019, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes their equity ownership, including dividends rounded to the nearest whole number, as at March 20, 2020, and their holdings for the previous year. The value of director holdings is calculated using the closing price of our common shares on the TSX on December 31, 2019, which was $25.08. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found on page 76.

	Equity Ownership March 20, 2020		Equity Ownership March 22, 2019		Net Change		Market Value ($) December 31, 2019	SOR[1]	Year to meet share ownership requirement
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs			
Cherie Brant	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3x	2024
Blair Cowper-Smith	n/a	4,076	n/a	1,716	n/a	2,360	102,233	0.4x	2024
David Hay	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3x	2024
Timothy Hodgson	n/a	4,037	n/a	1,525	n/a	2,512	101,245	0.3x	2024
Jessica McDonald	n/a	3,701	n/a	1,525	n/a	2,176	92,818	0.3x	2024
Russel Robertson	n/a	3,768	n/a	1,525	n/a	2,243	94,496	0.3x	2024
William Sheffield	99	8,018	99	3,430	0	4,588	203,591	0.7x	2024
Melissa Sonberg	n/a	7,402	n/a	3,050	n/a	4,352	185,635	0.7x	2024
Susan Wolburgh Jenah	2,143	n/a	n/a	n/a	n/a	n/a	53,746	0.2x	2026

Notes:
1. Total as a multiple of the share ownership requirement (SOR). The status under the share ownership requirements (*the multiple*) is calculated by dividing the directors' total value of common shares and director DSUs as of December 31st of the relevant year (based on the acquisition cost of common shares and the original grant value of director DSUs) by the amount of the annual retainer.

Board/Committee Memberships & Meeting Attendance

The table below shows each director's board and committee attendance in 2019 for both regularly scheduled and short notice meetings. The directors of Hydro One are also directors Hydro One Inc. and the two boards and each of their respective committees hold joint meetings. The company had an abnormally large number of short-notice meetings in 2019, reflecting significant changes to the board and management. Requirements for short-notice meetings are expected to decrease in 2020. Short-notice meetings are non-regularly scheduled meetings, where directors may have limited notice of the meeting.

	Director Name	Regular	Short Notice	Total	%
Board of Directors	Cherie Brant	10 of 11	12 of 12	22 of 23	96%
	Blair Cowper-Smith	10 of 11	9 of 12	19 of 23	83%
	Anne Giardini[1]	11 of 11	12 of 12	23 of 23	100%
	David Hay	11 of 11	11 of 12	22 of 23	96%
	Timothy Hodgson	11 of 11	12 of 12	23 of 23	100%
	Jessica McDonald[4]	11 of 11	9 of 12	20 of 23	87%
	Mark Poweska[2]	7 of 7	3 of 3	10 of 10	100%
	Russel Robertson	11 of 11	12 of 12	23 of 23	100%
	William Sheffield	11 of 11	12 of 12	23 of 23	100%
	Melissa Sonberg	10 of 11	10 of 12	20 of 23	87%
Audit	Anne Giardini	6 of 6	0 of 0	6 of 6	100%
	David Hay	6 of 6	0 of 0	6 of 6	100%
	Jessica McDonald	6 of 6	0 of 0	6 of 6	100%
	Russel Robertson	6 of 6	0 of 0	6 of 6	100%
	William Sheffield	6 of 6	0 of 0	6 of 6	100%
Governance	Cherie Brant	5 of 5	4 of 4	9 of 9	100%
	Blair Cowper-Smith	5 of 5	4 of 4	9 of 9	100%
	Timothy Hodgson[3]	2 of 3	2 of 2	4 of 5	80%
	Melissa Sonberg	5 of 5	4 of 4	9 of 9	100%
Health, Safety, Environmental and Indigenous Peoples	Cherie Brant	4 of 4	0 of 0	4 of 4	100%
	Anne Giardini[1]	4 of 4	0 of 0	4 of 4	100%
	David Hay	4 of 4	0 of 0	4 of 4	100%
	William Sheffield	4 of 4	0 of 0	4 of 4	100%
Human Resources	Blair Cowper-Smith	7 of 7	1 of 1	8 of 8	100%
	Timothy Hodgson[3]	4 of 4	0 of 0	4 of 4	100%
	Jessica McDonald	7 of 7	1 of 1	8 of 8	100%
	Russel Robertson	7 of 7	1 of 1	8 of 8	100%
	Melissa Sonberg	7 of 7	1 of 1	8 of 8	100%

Notes:
1. Ms. Giardini is not standing for re-election at the company's 2020 annual general meeting.
2. Mark Poweska was appointed to the board of directors on May 10, 2019.
3. Timothy Hodgson was appointed to serve as chair of the board of directors on August 1, 2019 and ceased to be a member of both the governance committee and human resources committee upon appointment. He has been present at every committee and board meeting since his appointment as board chair.
4. Ms. McDonald missed one board meeting due to a medical procedure.

Ms. Wolburgh Jenah was appointed to the board effective January 1, 2020 and did not attend any board or committee meetings in 2019.

In Camera Meetings

At each meeting of the board, the independent directors hold an in camera meeting at which non-independent directors and members of management are not present unless the board chair otherwise determines. Each committee of the board also holds similar sessions. These sessions encourage open and candid discussion among the directors. In 2019, an in-camera meeting was held at each of the board and committee meetings, for a total of 50 such meetings.

Cease Trade Orders and Bankruptcies

Except as described below, no director:

- is, or within the last 10 years has served as, a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production; or (iv) an individual performing a policy making function (each of (i), (ii), (iii) and (iv), an *executive officer*) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
- is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or
- within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. *("Golf Town")* from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the Companies' Creditors Arrangement Act. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments in October 2016.

Penalties or Sanctions

None of the directors of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the directors has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

Corporate Governance

Hydro One and the board recognize the importance of corporate governance to the effective long term management and values of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One's Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange. The governance committee and the board regularly review the company's governance practices in response to changing governance expectations, regulations and best practices and makes recommendations to the board for change on an ongoing basis.

The governance agreement requires approval of the board by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors is required in order to make changes to the director skills matrix, board diversity policy, majority voting policy, stakeholder engagement policy, corporate disclosure policy, corporate governance guidelines, mandate for the Hydro One Ombudsman, mandates of the board and its committees and its structure, position descriptions for the CEO, the board chair, the directors and the committee chairs, code of business conduct, whistleblower policy, executive share ownership guidelines, anti-hedging policy and compensation recoupment policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance

✔	What We Do	✖	What We Don't Do
✔	Nominate independent directors only (other than our CEO)	✖	No slate voting for directors
✔	Board committees are 100% independent	✖	No management directors on board committees
✔	Separate roles of board chair and the CEO	✖	No over-boarded directors; no director sits on more than 4 public company boards
✔	Board chair is an independent director	✖	No stock option awards for directors
✔	Majority voting policy for directors	✖	No staggered board
✔	Provide shareholders with an annual say on pay vote	✖	No dual class, non-voting or subordinated voting shares
✔	Instituted term limits for directors	✖	No monetization or hedging of our common shares or equity compensation
✔	Disclose directors' equity holdings	✖	No voting rights for the board chair at committee meetings

✔ What We Do	✖ What We Don't Do
✔ Maintain share ownership requirements for directors	
✔ In camera sessions with independent directors at each board and committee meeting	
✔ Board committees have full authority to retain independent advisors	
✔ Limit other public company directorships and board interlocks	
✔ 40% female membership on the board	
✔ Board assessments conducted annually to ensure board effectiveness	
✔ Shareholders may contact the board chair, independent directors and committee chairs	
✔ Code of business conduct to guide ethical behaviour	
✔ Provide formal director orientation and education programs	
✔ Have formal succession planning process in place for the executive leadership team, and the board	
✔ Maintain reasonable quorum requirements	

The Governance Agreement and the July 11, 2018 Letter Agreement with the Province

The governance agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the governance agreement:

- requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 31 for the definition of independence);
- addresses the director nomination process;
- requires Hydro One to maintain a majority voting policy for director elections and restricts the Province's ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province's discretion, the board chair;
- requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;
- restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and
- restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the *July 11 letter agreement*) for the purpose of the orderly replacement of Hydro One's then 13 independent directors (the *former directors*) and the retirement of Mayo Schmidt as the CEO and director effective July 11, 2018. Pursuant to the July 11 letter agreement, the former directors appointed Mr. Paul Dobson, Hydro One's then chief financial officer (*CFO*), as acting President and CEO effective July 11, 2018 until such time as the new board of directors comprising 10 members, once constituted, could appoint a new President and CEO. The former directors then resigned through a staged resolution and appointment process. The new directors were appointed effective August 14, 2018: 4 directors were nominated by the Province and 6 directors were nominated by an Ad Hoc Nominating Committee comprised of representatives of Hydro One's largest shareholders, other than the Province. Effective September 6, 2018, Mr. Woods was appointed as board chair of Hydro One. These 10 directors were later elected at the company's May 9, 2019 annual general meeting immediately following which the directors increased the size of the board to 11 members (within the range permitted by the company's articles of incorporation).

Following a thorough and competitive international search process, the board appointed Mr. Mark Poweska as the company's new President and CEO effective May 10, 2019, the same day he was also appointed as the 11th director of the board. On July 31, 2019 Mr. Woods stepped down from the board. The board then appointed Mr. Hodgson to serve as the board chair commencing August 1, 2019.

A copy of the governance agreement and the July 11 letter agreement have been filed on SEDAR and are available under Hydro One's profile at www.sedar.com.

Board Structure

The structure and role of the board are consistent with leading governance practices and reflect the requirements of the governance agreement. Except for the board chair and the President and CEO and Ms. Wolburgh Jenah, all director nominees serve on two board committees. Ms. Wolburgh Jenah will be appointed to a second board committee. The board chair and the President and CEO regularly attend each committee meeting by standing invitation, but have no vote at the committee meetings. Ms. Wolburgh Jenah is currently on one board committee.

The board has established four committees: (i) the audit committee; (ii) the governance committee; (iii) the health, safety, environment and Indigenous Peoples committee (*HSEIP*); and (iv) the human resources committee (*HRC*). All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.



Board of Directors
Audit Committee
Governance Committee
Health, Safety, Environment and Indigenous Peoples Committee
Human Resources Committee

Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate. For information on the business our committees conducted in 2019 see page 43.

Quorum

A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting of shareholders are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions

As detailed in the table below, the board has written position descriptions in place for the chair of the board, committee chairs, and the President and CEO that describe the division of duties, expectations and responsibilities respectively for each. These are reviewed and approved annually by the governance committee and the board.

Role	Position Description	Key Responsibilities
Board Chair	• Required under the governance agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province • Nominated and confirmed annually by special resolution of the board • Acts as a liaison between the board and management	• Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities effectively, efficiently and independent of management • Provides leadership to the board to enhance the board's effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders • Presides at all board meetings • Chairs all sessions with the independent directors • Works with the board committees to ensure that they have a proper structure, mandates, appropriate assignments and work plans • Supports and assists in director orientation and continuing education • Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole.
Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent	• Provides leadership to the committees • Facilitates the functioning of the committee independently of management and reporting to the board on its activities and compliance with the committee's mandate • Provides input to the board chair and the chair of the governance committee on succession planning for their position and committee
President & CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board	• Ensures that the day-to-day business affairs of the company are appropriately managed • Formulates and presents to the board for approval the company's long term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value • Manages and provides strategic direction further to the company's strategic plan • Identifies, assesses, monitors and manages the principal risks of the company • Develops and recommends to the board annual business plans and budgets that support the company's long term strategy • Promotes and maintains effective relationships with stakeholders

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors

The governance committee identifies qualified candidates for election to the board, having regard for their independence, background, experience and skills and the alignment of their experience and skills with Hydro One's needs. The governance committee communicates with and makes recommendations to the Province respecting potential director candidates, including potential candidates for nomination by the Province. Under the governance agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended as one of its director nominees.

Exchange of Nomination Notice with the Province	Confirmation/Rejection of Director Nominees	Obligations of the Province
• Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One's annual meeting of shareholders, each of the Province and the governance committee will notify the other of its proposed director nominees	• The governance committee and the province have 10 business days to confirm or reject the director nominees • If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the governance agreement, then the governance committee and the Province have 10 business days to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards • If a director nominee of the Province or the governance committee is rejected, the Province or the committee will be entitled to nominate additional candidates until a nominee is confirmed by the other • If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated • The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders	• The Province is required under the governance agreement to vote in favour of all director nominees of Hydro One • That obligation is subject, however, to the Province's overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province's discretion, the board chair

Director nominees must meet the director qualification standards set out in the governance agreement, including the prescribed director independence requirements and requirements under securities laws and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the governance agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One's director skills matrix, board diversity policy and other governance standards. A majority of the board must at all times be resident Canadians.

All of our directors owe a fiduciary duty to act honestly, in good faith and in the best interests of Hydro One regardless of whether they are nominated by the Province or by the company's governance committee.

Independence

Of the 10 director nominees 9 are independent. The governance agreement requires each of the directors other than the CEO to be both independent of Hydro One and independent of the Province. Mr. Poweska is not considered independent because of his role as the company's President and CEO. The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One	Independent of the Province
• Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and • A director who is "independent" within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director's independent judgment, with certain specified relationships deemed to be non-independent	• They are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One's parent under that definition; • They are not a current official or employee of the Province; and • They have not been an official or employee of the Province for at least 3 years prior to their nomination to the board

The chair of Hydro One is independent of Hydro One and the Province.

None of the independent directors has ever served as an executive of the company. Having an independent board is one of the ways we ensure that the board operates independently of management and makes decisions in the best interests of Hydro One and our shareholders.

Ethical Business Conduct

The company has a written code of business conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The code of business conduct sets out Hydro One's core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the code of business conduct, to the extent feasible, in their dealings with or on behalf of Hydro One. The code of business conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One's assets (including accounting and financial reporting). The full text of the code of business conduct can be found on Hydro One's website at www.HydroOne.com.

Anyone is free to report a code of business conduct or whistleblower policy violation anonymously to our Third Party Hotline, ClearView Connects, 24/7/365 by:

- www.clearviewconnects.com
- 1.866.921.4491
- P.O. Box 11017, Toronto, Ontario, M1E 1N0 (confidential)

The board monitors compliance with the code of business conduct through the audit committee. The audit committee received a code of business conduct and whistleblower report at each regularly scheduled committee meeting in 2019.

Any actual, potential or suspected violation of the code of business conduct can be reported anonymously directly to the company's chief ethics officer, as confidential designee of the company, or via ClearView Connects, a confidential independent third-party ethics reporting service in accordance with the whistleblower policy which is monitored by the company's chief ethics officer.

We also have a supplier code of conduct, which sets out the standard of business behaviour expected of Hydro One's suppliers, including to act with honesty and integrity, be guided by the company's ethical values, and comply with both the spirit and intent of the supplier code of conduct.

Each year employees receive a refresher on the code of business conduct and our fraud risk assessment management program.

We have a whistleblower policy which is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our code of business conduct and applicable laws. Employees concerned about any of these matters are encouraged to discuss them with their supervisor and may report concerns anonymously directly to the company's chief ethics officer, as confidential designee of the company, or via ClearView Connects.

The whistleblower policy also includes anti-retaliation provisions in order to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.

Skills and Experience of the Board

The skills matrix below shows the board's mix of key skills and experience in areas that are important to Hydro One's business. The skills and experience matrix is also used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the top five key areas of skills and experience for each director nominee:

	Major Competencies										
Director	Accounting/Finance	Human Resources/Union Relations	Consumer	Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/Regulatory/Public Policy	Information Technology	Risk Management	Business Transformation	Large Company Senior Executive
Cherie Brant				✔	✔	✔	✔			✔	
Blair Cowper-Smith	✔	✔		✔			✔			✔	
David Hay				✔	✔		✔			✔	✔
Timothy Hodgson	✔				✔				✔	✔	✔
Jessica McDonald		✔		✔		✔	✔				✔
Russel Robertson	✔				✔			✔	✔		✔
William Sheffield	✔	✔		✔			✔				✔
Melissa Sonberg		✔	✔			✔				✔	✔
Susan Wolburgh Jenah		✔				✔	✔		✔		✔
Total directors with experience	4	5	1	5	4	4	6	1	3	5	7

The above-noted skills matrix was reviewed in August, 2019 as part of the governance committee's 2019 work plan.

Description of Competencies:

Accounting/Finance	Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or International Financial Reporting Standards)
Human Resources/ Union Relations	Strong understanding of human resource development, organizational/personal development and training working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs
Consumer	Experience with mass consumer-facing business
Energy Sector	Experience in the electricity industry, combined with a strong knowledge of market participants
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions
Stakeholder Engagement (including Indigenous Peoples)	Experience in or a strong understanding of communications and relations with investors, customers, regulators, and community relations, especially experience in relations with Indigenous communities
Government/Regulatory/ Public Policy	Experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally
Information Technology	Experience in information technology with major implementations of management systems
Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices
Business Transformation	Experience driving strategic direction changes and leading growth of an organization
Large Company/ Senior Executive	Experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization

Term Limits

The company's board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review which are set out in the corporate governance guidelines.

Term Limit	Age Limit
Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the governance committee	No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board

Committee Chair Service Review
After a director has held the position of committee chair for a period of four years, the governance committee will review and consider whether a change to the committee chair would be appropriate

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfill their responsibilities, a director's acceptance of additional positions as a corporate director of for-profit corporations is subject to the board's review and we limit the number of public company boards (excluding Hydro One Inc.) they can serve on to four, and the President and CEO should not hold more than one such directorship.

The audit committee mandate also provides that no member of the audit committee may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on the audit committee.

No current director or director nominee serves on more than four public company boards and no member of the audit committee serves on the audit committee, excluding Hydro One Inc., of more than two public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A "board interlock" is a circumstance where two or more directors serve on the board of directors of another publicly-traded company (excluding, in the case of the company's directors, Hydro One Inc.). Directors may not accept an invitation to join the board of another publicly-traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board.

The company currently has no board interlocks.

Majority Voting Policy

The board has a majority voting policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more *withheld* votes than *for* votes will immediately tender his or her resignation for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the board regarding the resignation. In this instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation will be accepted absent exceptional circumstances and is effective when accepted by the board, and a press release will be issued promptly following the director's decision (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy the board will not re-nominate that director at the next election.

Under the governance agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province's discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.

The majority voting policy does not apply to a contested election where the number of candidates for director validly nominated exceeds the number of directors to be elected at that meeting.

Diversity and Inclusion at Hydro One

The board has a board diversity policy (the *diversity policy*) to formalize Hydro One's commitment to diversity and its desire to maintain a board comprising talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of female directors. Although the board has not adopted a formal target for the representation of women on the board, it aspires toward a board composition in which each gender comprises at least 40% of its directors. Based on our current nominees we will have met our aspiration of 40% female directors following their anticipated election during the annual meeting of shareholders. In considering the composition of the board and the identification of qualified nominees for election as directors, the governance committee annually assesses the diversity policy's effectiveness in promoting a diverse board.

The Board diversity policy can be found here on the company's website: https://www.hydroone.com/about/corporate-information/governance.

Hydro One has been a member of the Catalyst Accord since 2017 demonstrating our commitment to gender parity. Catalyst is a global non-profit organization focused on accelerating progress for women through workplace inclusion. Through the Accord, Catalyst issued a call to action from Canadian corporations to increase the overall proportion of board seats and executive officer roles for women to 30% by the end of 2022. By signing the Accord, Hydro One committed to maintaining at least 30% female board members and 30% female executives. Since the signing of the Accord the board has met or exceeded the 30% commitment for female board members. Hydro One is also a signatory to the Electricity Human Resources Canada Leadership Accord on Gender Diversity. This Accord reaffirms our commitment to ensuring women are informed of opportunities available in the utility sector and are fully supported and provided with equal opportunities to grow and develop to their full potential.

In addition to the board's diversity policy, Hydro One is committed to building a diverse and inclusive corporate culture that promotes higher productivity, increased safety in the workplace, engagement and trust, better decision making and innovation. In 2019 the HRC reviewed the company's diversity and inclusion program and roadmap.

Electricity Human Resources Canada awarded Hydro One with the 2019 Award of Excellence for Workplace Diversity and Inclusion for our employee resource groups (*ERGs*). This Award recognizes and celebrates professionals who champion diversity and inclusion, are role models for developing and cultivating diversity strategies in their organization, as well as communicating the rationale for these strategies to employees. Hydro One's ERGs are helping to advance diversity and inclusion in our company by representing the various voices of our employees, supporting our programming and pushing us to challenge the status quo.

In 2019, we introduced a 'Step Up' program to address respect and psychological safety in the workplace. Several employees participated. The program raises awareness about what is and is not appropriate workplace behaviour, and empowers and inspires employees to take action or step up when they see disrespectful and non-inclusive behaviour. We will be launching the 'Step Up' program more widely across our organization in 2020.

We also launched a Diversity & Inclusion Committee *(D&I Committee)* in 2019 to create organizational change and help provide focus to diversity and inclusion throughout Hydro One.

The D&I Committee is made up of directors and employees from across the organization and is chaired by the Vice President, Change & Culture. It is responsible for:

- advising on diversity and inclusion strategies, programming, initiatives, and policies;
- advocating for diversity and inclusion issues; and
- acting as D&I champions and change agents promoting diversity and inclusion and disseminating best practices throughout Hydro One.

As at December 31, 2019, approximately 25% of executives (those who hold a vice president role and above or equivalent) (7 out of 28) across Hydro One, including 2 of 7 (or approximately 29%) executive officers, are women. The number of women holding executive roles decreased over the past year as the organization transitioned. However, we continue to be committed to meeting or exceeding the 30% target as set out in the Catalyst Accord and plan to set broader diversity hiring goals in 2020.

Please refer to the company's most recent Annual Information Form for a list of the executive officers of Hydro One.

Succession Planning and Talent Management

We have robust succession planning and talent management processes which focus on developing our executive talent to support Hydro One's long term business strategy and ensure management succession. The board oversees development and implementation of our leadership development strategy with the support of the HRC. The HRC reviews the qualifications, experience and capabilities of executives on the succession plan, and reviews candidates and compensation packages for our most senior roles, including the President and CEO.

The HRC reviews the President and CEO's assessment of the performance of the President and CEO's direct reports. The HRC also assesses the President and CEO's performance against the President and CEO's mandate and the short- and long-term objectives that were set at the beginning of the year.

Hydro One's succession planning strategy seeks to ensure that we have a pool of highly skilled and talented employees available and ready to step into senior leadership and other critical roles as the need may arise. In addition, we focus on our talent management processes, along with our structured assessments and discussions, which identify and develop high potential employees for positions in which they have an interest and are well suited. We identify critical roles; roles which are integral to the continuity of the business and we recognize that these roles require rigorous and focused succession planning to prevent disruptions caused by unexpected vacancy or inappropriate replacement. High potential talent is provided with focused development opportunities, including providing successor nominees with experiential learning to strengthen their competencies and readiness for the next role.

Board Assessments

The governance committee is responsible for overseeing the annual assessment of the effectiveness of the board as a whole, each board committee, the board chair, each committee chair and each individual director (having regard for the mandate of the board and the mandate of the relevant committee, as the case may be). In 2019 the governance committee retained the services of Hansell McLaughlin (*Hansell*) to conduct the assessment. The process consisted of the completion of questionnaires by each director and member of the executive leadership team followed by individual interviews with each.

Hansell reported its findings regarding the board and committee performance to the governance committee and to the board; as well as reporting its findings regarding committee chair and peer performance directly to the board chair. Hansell identified key themes and the governance committee developed action plans with respect to each, which it will monitor throughout the year.

Orientation and Continuing Education

The company has in place a director orientation and continuing education program for directors in accordance with Hydro One's corporate governance guidelines. The program has two purposes:

> The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/corporate-information/governance.

1) to familiarize newly appointed members of the board with their responsibilities as directors and with the various business activities of Hydro One; and
2) to help individual directors maintain and enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the company's business remains current.

Director Orientation

Upon appointment, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director's information manual and provides access to all meeting materials required for board and committee meetings. The director's information manual contains information about board and committee mandates, position descriptions for the board chair, President and CEO, committee chairs and individual directors, and contains copies of the company by-laws and corporate governance guidelines.

Upon appointment to a committee, each director has access to copies of minutes for the most recent committee meetings and a copy of the committee's mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on the key aspects of Hydro One's business affairs, activities, corporate governance structure and our policies and procedures.

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfill their duties and to seek additional information if necessary.

Continuing Education

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

- information briefings and education sessions, including "Lunch and Learn" internal educational sessions to be held between regular board and committee meeting dates;
- presentations and updates from senior management;
- site visits; and
- discussions and industry briefings with external speakers on relevant topics related to Hydro One's business.

We also support continuing education opportunities outside Hydro One and each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member's role on the board or its committees or to increase the member's knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. Approval by the board chair or the chair of the governance committee is required to attend such programs with the financial support of the company. In 2019, board nominees (with the exception of Ms. Wolburgh Jenah, as she was appointed to the board effective January 1, 2020) participated in internal education including those listed in the following table:

	Topic	Presented/Hosted by	Attended by
Internal	Canadian Indigenous Cultural Training – Truth and Reconciliation Edition	Indigenous Leadership Development Institute	Board of Directors
	Enterprise Risk Management	Senior Management	Board of Directors
	Health and Safety Launch	Senior Management	A. Giardini, M. Sonberg and W. Sheffield
	Hydro One Pension Plans	Senior Management	Audit Committee and HRC
	Automated External Defibrillator Program Training	Senior Management	HSEIP
	Labour Strategy	Senior Management/ External Counsel	B. Cowper-Smith, A. Giardini, D. Hay, T. Hodgson, J. McDonald, M. Poweska, R. Robertson, W. Sheffield and M. Sonberg
	Executive Compensation	Senior Management	HRC
	Board of Directors Site Tour of the OGCC	Senior Management	B. Cowper-Smith, A. Giardini, D. Hay, T. Hodgson and R. Robertson
	Cyber Security	Senior Management	C. Brant, B. Cowper-Smith, A. Giardini, D. Hay, T. Hodgson, M. Poweska and W. Sheffield
	Finance Education Session	Senior Management	C. Brant, B. Cowper-Smith, A. Giardini, D. Hay, T. Hodgson, J. McDonald, M. Poweska, R. Robertson and W. Sheffield

Board Priorities

The board has the responsibility for the stewardship of the company and has adopted a board mandate setting out the board's responsibilities, which includes, supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders.

The board mandate is attached as Schedule "A" to this circular, which you can find on page 93.

The Board's Role in Strategy

The board believes that management is responsible for the development of Hydro One's corporate strategy and that its role is to review, question and ultimately approve the strategy.

In order to do this, the board:

- participates in Hydro One's strategic planning process throughout the year by reviewing and approving our strategic plan (taking into account the opportunities and risks of our business);
- regularly scrutinizes management's execution of business plans and their results; and
- annually assesses the company's performance against financial and other objectives established in the company's business plans, past performance and industry peers.

In June 2019, after Mr. Poweska's appointment as President and CEO, management commenced a strategy review to analyze Hydro One's operating environment, stakeholder perspectives, and key questions a new corporate strategy needed to address. Management then engaged the board in July to discuss strategic options and subsequently, management held a strategy working session with the board to confirm the corporate mandate and review strategic priorities and areas of focus. In November the board approved Hydro One's corporate strategy, including priorities, corporate targets and a rollout plan.

In December 2019, the board reviewed and approved the 2020 to 2025 integrated business plan for Hydro One, ensuring alignment with the corporate strategy.



July, 2019
Initial Board Engagement
September, 2019
Strategy Working Session
November, 2019
Board approval of the Corporate Strategy
December, 2019
Board approval of the 2020–2025 integrated Business Plan
Board oversight to ensure alignment

For more information on Hydro One's Corporate strategy see page 51.

Enterprise Risk Management

Hydro One's risk oversight framework sets the foundation for overseeing the identification and management of our principal business risks.

The board retains overall responsibility for overseeing the management of risk for the company and has delegated to the audit committee the responsibility of reviewing our enterprise risk management framework. The audit committee assists the board by monitoring Hydro One's ongoing management of key risks and ensuring that the risks identified are allocated where appropriate to the board committees, consistent with the general scope of their respective responsibilities.

As part of their assessment, the committees are expected to consider the likelihood and magnitude of the specific risks within their mandates (as identified in the chart below) and, through committee cross-appointments and other procedures, the potential compounding effects of risks. The audit committee annually reviews the company's risk profile with the officers of the company while the President and CEO has ultimate accountability for managing the company's risks. Key enterprise risks are allocated to committees as follows:

Board of Directors	Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee
Cost/Productivity Uncertainty	Cyber/Power System Security (NERC, Physical Risk)	Government Policy Uncertainty	Human Resources Risk	Indigenous Relationship Uncertainty
Capital Work Program Accomplishment	Information Technology and Data Risk	Customer Relationship Uncertainty	Pension Fund Performance	Employee Injuries/Work Related Absenteeism
Supply Chain Risk	Market/Economic Conditions		Labour Unions Relationship Uncertainty	Environment Risk

Board of Directors	Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee
Deteriorating, Inadequate or Uncertain Transmission (TX) Asset Condition	Financial Risk			Public Safety/ Security
Deteriorating, Inadequate or Uncertain Distribution (DX) Asset Condition	Regulatory Uncertainty			
Inadequate or Uncertain DX Asset Capacity/ Configuration	Code of Conduct Non-Compliance (Fraud)			
Inadequate or Uncertain TX Asset Capacity/ Configuration				
Outsourcing Risk				
Growth/ Innovation (Strategic Risk)				

To assist the board in identifying the key risks faced by the company, management presents an assessment of key risks and risk mitigation/management to the board on an annual basis along with how such risks are mitigated or managed. The last assessment was completed in August, 2019 and updates on key risks were provided at year-end to the audit committee.

A comprehensive description of all key risks is provided in the company's Annual Information Form and Management's Discussion and Analysis for the fiscal year ended December 31, 2019. Please refer to Hydro One's profile on SEDAR at www.sedar.com. The board's assessment of the relative significance of these risks may change over time.

Stakeholder Engagement

Hydro One is committed to understanding the interests of and maintaining and enhancing long term relationships with our investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations and other stakeholders and communities in which we operate. The board has a board-shareholder communication and stakeholder engagement policy to promote open, effective and sustained dialogue with our shareholders consistent with the company's insider trading policy, the corporate disclosure policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.

The board chair and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management. Below is a summary of engagement the board and management participated with our shareholders in 2019.



Q4 Analyst Call
Call with large investors
Q1 Analyst Call
Annual General Meeting
Meetings with large investors
JAN
FEB
MAR
APR
MAY
JUN
Attendance at investor conference
Attendance at energy and utility conferences
Investor roadshows in Australia, Europe, Japan and the United Kingdom
JUL
AUG
SEP
OCT
NOV
DEC
Q2 Analyst Call
Meeting with large investor
Q3 Analyst Call
Attendance at investor conferences
Attendance at investor conference and non-deal roadshow

Hydro One also believes in engaging regularly with our other stakeholders and making it easier to do business with us. Below is a snapshot of how we engaged with some of our largest stakeholders in 2019:

Customers	Large Customers
• A new customer portal for our commercial and industrial customers was successfully launched to address customer needs for enhanced access to their electricity usage information. The portal provided customers with additional insights into their electricity consumption to better manage their electricity usage and associated bill • Hydro One continued to advocate for customers in 2019. In August, Hydro One launched an external communications campaign to "own the narrative" on the elimination of seasonal rates, in advance of the Ontario Energy Board's *(OEB)* notification to customers • Hydro One was the first utility in Ontario to auto-enroll customers in e-billing. Over 388,000 customers are now enrolled in Hydro One's eBilling solution, which represents approximately 28% of the customer base • Hydro One refreshed its website and Mobile App for better navigation and information retention, made improvements to our Outage Map to allow it to refresh every 10 minutes and to be compliant with the *Accessibility for Ontarians with Disabilities Act*	• We hosted a large Customer Conference in March 2019 which hosted over 150 customers. The theme of this year's conference was "The Future of Energy". Large customers were able to participate in networking opportunities, hear the Minister of Energy's address, listen to a keynote speaker and witness a true reflection of Hydro One's dedication to strengthening customer relationships • We formed a Large Distribution Customer – New Connections Steering Committee to focus on process improvements (timelines, transparency, reporting) to customer connection/expansion requests • Hydro One enhanced and issued 236 Transmission Reliability Reports to our transmission customers. Reliability Reports provide large customers with a summary of their reliability performance and information on the condition, investments, and maintenance of transmission assets that can potentially impact their reliability. The report is shared by our Key Account Management Account Executives and can be a basis for meaningful discussion and engagement on how Hydro One can meet customer needs from a reliability perspective

Communities	Indigenous Peoples
• Hydro One's Community Relations team continued to support Hydro One's forestry and capital projects such as Waasigan, Power West and Power Downtown Toronto by building relationships with the local communities across the province through proactive, transparent, and collaborative communication and through our Community Investment Program • Hydro One's Community Relations team conducted face-to-face briefings with elected officials and held community workshops and information centres in support of 214 capital and forestry projects	• In 2019 Hydro One procurement from Indigenous businesses reached a new high of approximately $41.3M • Hydro One commenced engagement with Indigenous communities on the Waasigan and Chatham to Lakeshore transmission line projects • In August, Hydro One completed and placed in service the Niagara Reinforcement Line, a transmission line owned by a partnership between Hydro One, Six Nations of the Grand River and Mississaugas of the Credit

Shareholders may make their views known through individual voting for directors and other matters submitted to shareholders for approval. Alternatively, shareholders and other stakeholders may engage with representatives at the company by contacting Hydro One's Vice-President, Investor Relations at **Investor.Relations@HydroOne.com**.

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. Copies of the board committee mandates and other important governance-related materials, including our corporate governance guidelines and policies are available to the public in the corporate governance section of our website at https://www.hydroone.com/about/corporate-information/governance.

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy. The work is carried out mainly by the audit committee, which oversees our key controls over financial reporting, certifications of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the CFO and head of internal audit as well as with the external auditors without management present, receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. Additionally the audit committee oversees Hydro One's code of business conduct and our whistleblower policy, which include procedures for receiving and resolving complaints about accounting or auditing matters.

Committee Reports

Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2019.

Audit Committee:

Membership:

Russel Robertson (chair)
Anne Giardini
David Hay
Jessica McDonald
William Sheffield

The committee met *in camera* without management at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and "financially literate" (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 Audit Committees).

At least one member of the audit committee must qualify as an "audit committee financial expert" as defined by the applicable rules of the United States Securities and Exchange Commission. Of the audit committee members, each of Mr. Robertson and Mr. Hay qualify as an audit committee financial expert.

Duties & Responsibilities:

- overseeing the independence, qualification and appointment of external auditors;
- overseeing the appointment of the head of the company's internal audit function;
- overseeing the integrity of Hydro One's financial statements and financial reporting process, including the audit process and Hydro One's internal control over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;
- overseeing the performance of Hydro One's finance function, internal auditors and external auditors;
- reviewing and recommending the interim and annual financial statements, management's discussion and analysis of the financial condition of the company and the results of its operations for release to shareholders;
- overseeing the auditing, accounting and financial reporting process; and
- overseeing regulatory matters, the code of business conduct and whistleblower policy, the enterprise risk management framework and reviewing the company's privacy and data security measures.

2019 accomplishments and highlights:

- Reviewed:
  - the external auditors' quarterly report on interim financial statements;
  - the quarterly code of business conduct and whistleblower program activity reports;
  - the 2018 assessment and evaluation of the external auditors;
  - distribution, transmission and information technology *(IT)* capital portfolio updates;
  - internal audit quarterly reports;
  - the annual tax overview report;
  - cyber security, physical security and IT update reports;
  - the quarterly risk assessment and the annual risk profile report;
  - Hydro One's insurance program;
  - a summary business expense report for the CEO and his direct reports; and
  - regulatory updates.
- Reviewed and approved:
  - the committee work plan;
  - the audit quality indicators for 2019;
  - the external auditors' 2019 audit plan;
  - the internal auditors annual 2020 audit plan;
  - the internal audit and financial control assurance report; and
  - audit and non-audit fees and services.

Audit Committee:

	• Reviewed and recommended: – the appointment of the external auditor; – the quarterly and annual financial statements and the disclosure contained in the management discussion and analysis; – the enterprise risk framework and allocation of risks to committees; – the corporate simplification plan; – the increase in the maximum principal amount of the company's commercial paper program; – the 2018 annual report; – business cases related to distribution and transmission system construction, maintenance and improvements; and – the corporate disclosure policy and audit committee mandate.
	Recognizing the importance of independent dialogue, the audit committee meets with the head of the company's internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed privately. The audit committee also met in camera privately with Mr. Lopez our CFO (Mr. Lopez had previously acted in the capacity of Acting Chief Financial Officer effective September 6, 2018, until his appointment as CFO on May 9, 2019) during each of its quarterly meetings. The CFO also met privately with the audit committee chair prior to each audit committee meeting.

Governance Committee:

Committee Members: **Blair Cowper-Smith (chair)** **Cherie Brant** **Timothy Hodgson*** **Melissa Sonberg** The committee met *in camera* without management at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities. * Timothy Hodgson was a member of this committee until he was appointed board chair on August 1, 2019.	**Committee Membership:** The governance committee must consist of at least three directors, all of whom must be independent. **Duties and Responsibilities:** • overseeing director orientation and continuing education; • making recommendations on the company's corporate governance framework, policies, guidelines and its approach to governance issues; • assessing, on an annual basis, the effectiveness of the board as a whole, each committee, the board and committee chairs, and each individual director and making recommendations to the board on such matters; • managing the process for nominating new directors to the board in accordance with the governance agreement, including recommending nominees to the board; • overseeing director succession planning; • appointing and overseeing the company's internal Ombudsman; and • providing recommendations on director compensation, reviewing the implementation of the company's sustainability framework, overseeing public policy matters, and overseeing the sponsorship and donations program.

Governance Committee:	

2019 Accomplishments and Highlights:

- Reviewed the following:
  - 2018 Sustainability Report;
  - the director nomination, evaluation and succession process under the governance agreement;
  - the committee mandate;
  - the committee work plans;
  - an overview of the investor relations program and quarterly reports;
  - the board evaluation process;
  - established committee priorities and objectives;
  - reviewed and enhanced the director education program;
  - a report on Hydro One's corporate social responsibility;
  - reports on the company's community relations strategy;
  - reports on communications and community engagement initiatives;
  - reports on external and government relations;
  - quarterly reports on the Ombudsman's office including budget, investigation processes, and management of customer complaints and statistics;
  - oversight of the transition to the new board chair in the summer of 2019;
  - communications with the Province with respect to the annual director nomination process; and
  - the Ombudsman's first, second and third quarter reports.
- Reviewed and approved:
  - 2018 Performance Assessment and 2018 Short Term Incentive Payment for the Ombudsman;
  - 2019 budget and scorecard for the Ombudsman;
  - 2019 committee objectives;
  - the board evaluation process;
  - 2020 budget for the Ombudsman;
  - 2020 director nominees; and
  - 2020 governance committee work plan.
- Reviewed and recommended:
  - Approval of the annual general meeting date, location and notice and access;
  - 2019 compensation for Ombudsman;
  - the appointment of the President and CEO to the board of directors;
  - the 2019 management information circular;
  - the director compensation, travel and expense policy;
  - the new board shareholder engagement and communication policy;
  - the Ombudsman's terms of reference;
  - the annual review of committee and board mandates;
  - the director, committee chair, board chair and CEO position descriptions; and
  - the board nomination process.

Health, Safety, Environment and Indigenous Peoples Committee:	
Members: **Anne Giardini (chair)** **Cherie Brant** **David Hay** **William Sheffield** The committee met *in camera* without management at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.	**Committee Membership:** The HSEIP committee must consist of at least three directors, all of whom must be independent. **Duties and Responsibilities:** • overseeing effective occupational health and safety and environmental policies and programs at Hydro One; • annually reviewing the company's strategy regarding climate change; • overseeing Hydro One's relationship with Indigenous communities and the company's implementation of the Indigenous Peoples relations policy; • reviewing Hydro One's preparedness for crisis response with respect to the health, safety and environmental matters; • reviewing health, safety and environment performance update and monitoring the recordable injury frequency rate; • reviewing management's occupational health and safety training and education programs for a safety first approach throughout the company; • reviewing reports of health, safety and environment events and management's response; and • discussing the company's environmental objectives and reviewing the internal auditor's audit plans for auditing controls and procedures for health, safety and environmental risks. **2019 Accomplishments and Highlights:** • Reviewed: – HSEIP committee mandate; – 2019 committee work plan; – quarterly health and safety, environmental *(HSE)* reports, emerging and follow up issues, safety initiatives and significant accomplishments; – allocated risks to the committee; – quarterly significant event reports; – quarterly Internal Audit reports; – quarterly Indigenous Relations reports; – Indigenous Peoples strategy and framework; – climate change strategy and objectives; and – HSE regulatory updates. • Reviewed and approved: – 2020 HSEIP committee workplan. • Reviewed and recommended: – the health and safety policy; – environmental policy; – indigenous relations policy; – public safety policy; – workplace violence and harassment policy; and – HSEIP committee mandate.

Human Resources Committee:

Members:

Melissa Sonberg (chair)
Blair Cowper-Smith
Jessica McDonald
Russel Robertson
Timothy Hodgson*

The committee met *in camera* without management present at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

* Timothy Hodgson was a member of this committee until he was appointed board chair on August 1, 2019.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities:

- reviewing the compensation, attraction and retention of key senior management;
- reviewing and recommending to the board compensation payable, including appropriate performance incentives, to the President and CEO;
- reviewing and approving compensation payable, including appropriate performance incentives, to the direct reports to the President and CEO who are members of the executive leadership team;
- reviewing the administration of employee compensation and incentive plans and programs and the company's pension plans;
- implementing executive share ownership guidelines, the hedging prohibitions and the compensation recoupment policy;
- annually reviewing and recommending succession plans for the President and CEO and the direct reports to the President and CEO who are members of the executive leadership team, and contingency preparedness plans;
- monitoring, reviewing and recommending the company's labour relations strategy and collective bargaining mandates and agreements;
- ensuring that the company's compensation programs are aligned with the company's strategic plans and risk profile;
- retaining appropriate compensation consultants and reviewing the company's succession planning and talent management processes for all non-union employees;
- assessing the integrity of the President and CEO and designated employees; and
- reviewing the company's workplace diversity and inclusion plans and the results of employees' engagement evaluations.

2019 Accomplishments and Highlights:

- Reviewed:
  - quarterly human resources metrics;
  - allocated risks to the committee;
  - incentive compensation information and benchmarking;
  - performance reports for both the defined benefit *(DBPP)* and the defined contribution pension plan *(DCPP)*;
  - the committee's consultant estimated fees;
  - 2019 committee objectives;
  - talent management and succession planning for the Executive Leadership Team *(ELT)* who report to the President and CEO;
  - individual executive share ownership holdings to ensure alignment with the executive compensation guidelines;
  - a compensation risk assessment;
  - the labour strategy;
  - pension division activity and action items;
  - 2020 committee work plan; and
  - an evaluation of the compensation consultant.

Human Resources Committee:	
	• Reviewed and approved: – merit increases and salary structure adjustments for management employees; – 2019 and 2020 individual scorecards and long-term incentive plan *(LTIP)* performance measures for the ELT; – 2018 short-term incentive plan *(STIP)* for the ELT; – retention agreements for certain executive employees; – 2019 STIP targets for management employees; – 2019 LTIP grants for management employees; – amendments to the DBPP; – 2018 DBPP, DCPP and year-end financial statements; and – the defined benefit pension plan: statement of investment policies & procedures. • Reviewed and recommended: – CEO position description; – 2018 STIP performance multiplier; – 2018 STIP for the Acting President and CEO; – 2019 STIP corporate scorecard; – 2016 performance share unit performance multiplier; – the compensation discussion & analysis of the 2019 management information circular; – the new executive compensation plan, including a cash settled, long-term incentive plan; – share ownership guidelines, the compensation recoupment policy and the HRC mandate; – employee share purchase plan updates; – the short-term incentive plan document; and – 2019 and 2020 individual scorecard and LTIP performance measures for the President and CEO.

Executive Compensation

Table of Contents

I – Letter to Shareholders

Dear fellow shareholders,

Hydro One's Human Resources Committee *(human resources committee* or *HRC)* and the board of directors *(the board)* are committed to explaining the company's executive compensation approach in a simple and fully transparent manner. The Compensation Discussion & Analysis *(CD&A)* which follows provides a comprehensive overview of our 2019 compensation practices, the decision-making processes that governed executive compensation, the basis upon which performance was assessed, and the resulting compensation decisions for each of the named executive officers (collectively, the *named executive officers* or *NEOs*).

The HRC, on behalf of the board, is the steward of the company's compensation programs and oversees all aspects of executive compensation as part of our ongoing efforts to meet the expectations of our stakeholders. The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are set. These measures and targets reflect the company's pay-for-performance philosophy, as well as short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. Guided by these principles, the HRC oversees the establishment of the company's performance goals and assesses our executive compensation programs, including payouts for the executive team, while continuously seeking to improve our practices and standards.

On behalf of the HRC and the board, I welcome the opportunity to share our approach to executive compensation.

Executive Leadership Team Appointments

Hydro One started 2019 with an interim President and CEO, Mr. Paul Dobson, and an executive leadership team (*ELT*) in transition.

On May 10, 2019, the board appointed Mr. Mark Poweska as President and CEO of Hydro One. Since his appointment, Mr. Poweska has built a strong ELT sourced with both internal and external talent. A rigorous ongoing succession planning process of identifying, assessing and developing leaders, supported the internal promotion of 5 of 8 members of the current ELT. We are also very pleased to have attracted such high caliber external candidates to our executive ranks.

The HRC and board are confident that Mr. Poweska and his leadership team have the skills necessary to effectively lead the organization. The new Ontario-focused strategy released on November 7, 2019 is a testament to the capability of this team. With a stable leadership team in place, the organization is well-positioned to deliver on this new strategy, which is focused on value creation for our shareholders and customers.

2019 Highlights

Strategy – On November 7, 2019, Hydro One launched an Ontario-focused strategy designed to enhance value for all stakeholders. The five strategic priorities are:



Plan, design and build a grid for the future



Be the safest and most efficient utility



Be a trusted partner



Advocate for our customers and help them make informed decisions



Innovate and grow the business

These priorities are underpinned by three enablers, which are:

1	2	3
A people focus that inspires employees and prepares the right workforce for evolving needs	A regulatory focus to support our strategic vision	A technology focus to enhance workforce efficiency

The organization undertook a thorough process to develop this five-year strategic plan which is supported by clear initiatives with key performance measures. The strategy focuses on continued sustainable growth in both the regulated and unregulated segments of Hydro One's business, which includes leveraging green energy in our operations to reduce our carbon footprint.

Talent Management – Talent management, particularly succession planning and accelerating the development of high potential employees, remained a priority on the HRC's agenda. Our robust talent management processes enabled us to develop the executive talent required to support our long-term business strategy and manage succession. As communicated in last year's CD&A, in the latter part of 2018 and the first quarter of 2019 the board entered into retention agreements with a select group of executives, including three of the NEOs, to provide stability to the organization through the transition to a new President and CEO and renewed ELT.

Shareholder Engagement – The company continued to demonstrate its unwavering commitment to understanding the interests of, and maintaining and enhancing long-term relationships with its investors, regulators, governments and the communities in which it operates. In 2019, we conducted supplementary shareholder engagement on the company's compensation practices and obtained additional independent advice on our executive compensation practices.

Executive Compensation Program Overview

The company's executive compensation program is designed to attract and retain all executives, offering reasonable competitive opportunities in a pay-for-performance environment that considers all stakeholders. The program is designed to motivate executives to achieve our corporate strategy and enhance long-term shareholder value. Hydro One's executive compensation program also complies with the *Hydro One Accountability Act* (*Hydro One Accountability Act* or *HOAA*) and the directive (*the directive*) issued by the Ontario Management Board of Cabinet (*Management Board of Cabinet*) on February 21, 2019 pursuant to the HOAA.

Hydro One submitted a new executive compensation framework to the Management Board of Cabinet which was approved on March 7, 2019. Key elements of the new executive compensation framework include, among other things: maximum total direct compensation (base salary, short-term incentive and

long-term incentive) of $1.5 million for the President and CEO, maximum total direct compensation for other executives that is no greater than 75% of the President and CEO's total maximum direct compensation, and pension and benefits that do not exceed those provided to non-executive managers.

Compensation Decisions in 2019

A detailed review of the compensation programs was completed to ensure alignment of the new executive compensation framework with the directive issued by the Management Board of Cabinet. The HRC approved several compensation design changes including:

- adjusting the maximum payout levels for both short- and long-term incentives;
- introducing a new cash-settled long-term incentive plan *(cash-settled LTIP)*; and
- updating the share ownership requirements to reflect the new cash-settled LTIP.

The details are outlined under the new executive compensation framework commencing on page 56.

The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with appropriate approaches to compensation. To that end, the HRC adopted a relative total shareholder return performance measure in respect of the 2020 LTIP grants using the S&P/TSX Capped Utility Index as the benchmark. This performance measure will supplement the existing earnings per share *(EPS)* and productivity measures. These performance measures will provide greater alignment between shareholder experience and executive compensation.

2019 Performance

Hydro One had an excellent year and delivered 29% total return to shareholders by leveraging strong operational fundamentals, stabilizing the leadership team, introducing an Ontario-focused strategy, improving efficiency and reducing operating costs. Following the introduction of the Ontario-focused strategy, S&P Global Ratings revised its ratings outlook on Hydro One to stable from negative, and Moody's Investors Service upgraded the rating on Hydro One Inc. to A3 (stable) from Baa1 (stable).

The company's key accomplishments include:

- introducing a new strategy;
- realizing $918 million adjusted net income to common shareholders, or $1.54 per share, as compared to $807 million or $1.35 in 2018;
- implementing approximately $1.7 billion in capital investments to expand the electricity grid and renew and modernize existing infrastructure;
- delivering approximately $202 million of productivity savings in 2019, an increase of approximately 49% over 2018;
- reducing operating costs by approximately $51 million in 2019 and 2018; reflecting cost reductions of 4.7% from the business;
- being recognized for Leadership in Power Restoration with Emergency Assistance Awards from the Edison Electric Institute *(EEI)* for responding to the deadly California wildfires in 2018 and helping Manitoba Hydro after a severe storm in October 2019;
- being recognized for sustainability efforts as one of the Best 50 Corporate Citizens in Canada by Corporate Knights and re-designated as a Sustainable Electricity Company by the Canadian Electricity Association for another five years in 2020; and
- being named one of Canada's Best Employers for 2019, for the fifth consecutive year, providing best-in-class employee services.

Hydro One's compensation philosophy is based on the principle of pay at risk tied to performance results that create value for all stakeholders. Based on the 2019 corporate scorecard focused on key operating metrics, the board approved an annual Short-term Incentive Plan *(STIP)* payout of 113.74%. A full description of the 2019 corporate scorecard performance measures and results is provided under Short-Term Incentive Decisions for 2019 commencing on page 66.

Our LTIP is tied to long-term value creation for shareholders. The 2017 Performance Share Units (PSUs), measured EPS growth and dividend yield for the three-year period ending December 31, 2019. Hydro One's strong financial performance resulted in a 200% performance multiplier. Further details are available under Long-Term Incentive Decisions for 2019 (see page 73).

2020 Priorities

The management team has recently been augmented with the addition of Mr. David Lebeter as Chief Operations Officer and Ms. Darlene Bradley assuming the new role of Chief Safety Officer. Having filled these critical leadership roles, talent management will remain a priority for the organization and the HRC will continue to focus on succession planning and accelerated development of high potential employees.

In 2020, the HRC will also monitor Hydro One's progress along the five-year strategic plan outlined by management with particular attention to the evolution of an organizational culture which promotes development, accountability and a healthy work environment, including mental health and overall well-being. In addition, the HRC will track Hydro One's relative total shareholder return performance, with the objective of further aligning compensation outcomes with shareholder value creation.

Hydro One has made considerable strides toward its diversity and inclusion mandate of creating an industry-leading culture of inclusion as demonstrated by the Electricity Human Resources Canada's 2019 Award of Excellence, a Workplace Diversity and Inclusion Award. We will continue to actively monitor initiatives that deliver on Hydro One's commitment to advance diversity and inclusion.

Thank you for your continued support and taking the time to read the following CD&A. We trust it provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed 'say on pay' vote at the upcoming annual meeting. We welcome any comments or questions you may have and invite you to submit them by email c/o the Corporate Secretary at **CorporateSecretary@www.hydroone.com**.

Sincerely,





Melissa Sonberg
Chair of the Human Resources Committee

II – Compensation Discussion and Analysis

This Compensation Discussion and Analysis *(CD&A)* provides information regarding the company's 2019 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One and its subsidiaries and references to executive(s) refer to employees of the company who hold a vice president role and above, which includes the named executive officers (see "Named Executive Officers" – page 62). The ELT includes the direct reports to the President and CEO holding an Executive Vice President (*EVP*) or Senior Vice President (*SVP*) title.

A. Compensation Philosophy and Practices:

i. Compensation Guiding Principles

This circular is primarily focused on the compensation summary for the NEOs for the year ending 2019 and the executive compensation philosophy, practices and policies that were in place during the year.

2019 Executive Compensation Philosophy

Hydro One's executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the caliber of talent and skills necessary to deliver on Hydro One's corporate strategy, grow its business and increase shareholder value. In 2019, in light of the adoption of its new executive compensation framework, the board reviewed the executive compensation philosophy to ensure alignment with this new executive compensation framework. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture.
Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.
Market competitive	To attract and retain high performing employees with market aligned compensation.
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging team work.
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives.
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards.

ii. 2019 Compensation Practices at a Glance

The table below highlights executive compensation practices that we have implemented to drive performance and achieve shareholder value.

✔ What Hydro One Does	✖ What Hydro One Does Not Do
✔ Pay-for-performance (see pages 51 and 74)	✖ No hedging (see page 59)
✔ Caps on incentive payouts (see page 57)	✖ No loans to executives
✔ Independent compensation advice (see page 56)	✖ No reloading of options or evergreen option plan limits
✔ Benchmarking (see page 58)	✖ No repricing of stock options
✔ Share ownership requirements (see page 59)	✖ No single trigger change in control provisions (see page 83)
✔ Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion to address exceptional circumstances not contemplated by the performance measures set at the beginning of the performance period (see page 59)	
✔ Clawbacks (see page 59)	
✔ Time periods covered by incentive plans (see pages 66 to 72)	
✔ Performance based vesting (see pages 57 and 72)	
✔ Pay at risk (see pages 65 to 74)	
✔ Align pay to shareholder returns (see page 52)	
✔ Executive perquisites are an immaterial part of total compensation (see page 76)	
✔ Fixed number limits on equity plans involving share issuances (see pages 85 and 89)	

Human Resources Committee

The HRC is responsible for assisting the board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management (see "Corporate Governance – Committee Reports – Human Resources Committee" on page 47).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise, and through on-going board of directors and committee education sessions:

- human resources experience (experience with benefit, pension and compensation programs; particularly, executive compensation);
- risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
- executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our HRC members starting on page 16 and details of their additional skills and experience described on page 32.

Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

In October 2018, Mercer (Canada) Limited (*Mercer*) was contracted by the HRC to be its independent consultant to assist in developing the new executive compensation framework and to provide data and advice to assist the committee in carrying out its mandate. Prior to the appointment of the current board, Hugessen Consulting Inc. and Hexarem Inc. served as the compensation consultants, providing independent advice on Hydro One's executive compensation practices, including change in control and severance provisions.

All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer and other compensation advisors for executive compensation on related services provided to the HRC during 2019 and 2018 are as follows:

	Professional Service Fees (CAD)				
Compensation Advisor	**Year**		**Executive Compensation Related Fees[3]**		**Other Fees[3]**
Mercer (Canada) Limited[1]	2019	$	240,931	$	29,110
	2018	$	376,050	$	133,078
Hugessen Consulting Inc.[2][4]	2019	$	0	$	0
	2018	$	122,842	$	0
Hexarem Inc.[4]	2019	$	0	$	0
	2018	$	95,617	$	0
Aggregate Fees[4]	2019	$	240,931	$	29,110
	2018	$	594,509	$	133,078

Note:

1. In 2018, Mercer was also retained by the chair of the governance committee to conduct a compensation benchmarking review for non-executive directors of Hydro One and serves as the independent compensation advisor.
2. In 2018, Hugessen Consulting Inc. was also retained by the chair of the former board whose members were elected at the company's May 15, 2018 annual meeting to conduct a compensation benchmarking review for non-executive directors of Hydro One.
3. In 2018 and 2019 and consistent with prior years, Mercer provided specific market compensation benchmarking analysis in the form of a custom survey directed by the Ontario Energy Board (*OEB*) for purposes of our distribution and transmission rate filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the Mercer consultant providing guidance to the HRC. The total fee for this work was $29,110 in 2019 and $133,078 in 2018. No fees other than for executive compensation related matters were charged by the various advisors in either 2018 or 2019 for work requested by the HRC or board.
4. Hugessen Consulting Inc. and Hexarem Inc. were not retained by the current board. Therefore, neither Hugessen Consulting Inc. nor Hexarem Inc. were paid any fees in 2019.

B. New Executive Compensation Framework

Hydro One is committed to attracting, retaining and motivating the talent necessary to achieve its strategy within the new compensation framework, through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits.

The following summary details the events leading up to the new executive compensation framework and its key features.

On August 15, 2018, the Province passed the *Hydro One Accountability Act, 2018*. The *Hydro One Accountability Act* required our board to establish a new executive compensation framework for the board of directors, the CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One by no later than February 15, 2019. The company's proposed compensation framework was not approved, and on February 21, 2019, pursuant to the authority granted by the *Hydro One Accountability Act*, the Management Board of Cabinet issued the directive to Hydro One regarding executive compensation. The directive set out certain compensation-related requirements for Hydro One's CEO, other executives (VP or above) and its board, in developing its board and compensation framework. The directive required Hydro One to submit a new executive compensation framework to the Management Board of Cabinet for consideration and final approval. On February 28, 2019, Hydro One submitted a new executive compensation framework which included the elements outlined in the directive to the Management Board of Cabinet for approval, and on March 7, 2019, the Management Board of Cabinet approved it.

Key elements of the new executive compensation framework include, among other things:

- maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO;
- maximum total direct compensation for other executives no greater than 75% of the President and CEO's total maximum direct compensation;
- the maximum total direct compensation may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees;
- pension and benefits entitlements shall not be in excess of those provided to non-executive managers; and
- other bonuses (including signing bonuses), perquisites, or share options are not permitted.

To align with the new executive compensation framework, on March 25, 2019, the HRC recommended and the board approved the following additional changes to the compensation program:

- adjusted the payout range for both the STIP and LTIP to 0 to 150% (reduced the maximum from 200%) and capped the President and CEO and EVP incentive payouts at 100%;
- introduced a new performance-based cash-settled LTIP (summarized on page 72) to align with the maximum compensation opportunities outlined in the directive and new executive compensation framework;
- modified the Executive Share Ownership Requirements based on the new executive compensation framework (detailed on page 59);
- executives hired or promoted under the new compensation framework do not have pension or benefit entitlements in excess of those provided to non-executive managers. Employment contracts for NEOs and other executives hired before the new executive compensation framework was approved remain in place, in accordance with employment law.

C. Named Executive Officer Pay Benchmarking

In 2019, the board engaged Mercer to perform a comprehensive review of Hydro One's executive compensation program. As part of this review, Mercer developed an updated 2019 compensation peer group that consists of 13 Canadian organizations, including publicly-traded organizations in the energy and utilities industries and large government-owned utilities. This peer group reflects:

- Hydro One's core business as Canada's largest electricity transmission and distribution service provider;
- the unique dynamic of Hydro One's ownership structure, recognizing the complexity of a publicly-traded company with significant investment by the Province; and
- the particular considerations inherent with heavily-regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for Hydro One's NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for Hydro One's NEOs has been structured to comply with the requirements of the *Hydro One Accountability Act*, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. That said, considering peer practices and Hydro One's compensation philosophy, NEO total direct compensation includes compensation that is delivered through both base salary and a significant proportion of at-risk performance-based pay, which is aligned with clear performance measures and shareholder expectations over the short- and long-term.

For details on the NEOs' 2019 target total direct compensation, see Target Pay Mix on page 74.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e. private- and public-sector organizations). The organizations selected were similar in size to Hydro One and Hydro One is currently positioned between the 50th and 75th percentiles of the peer group for each scoping criterion.

Compensation Peer Group

Private Sector Peers	Public Sector Peers
AltaGas Ltd.	British Columbia Hydro and Power Authority
ATCO Ltd.	ENMAX Corporation
Emera Incorporated	Hydro-Québec
Fortis Inc.	Ontario Power Generation Inc.
Inter Pipeline Ltd.	Toronto Hydro Corporation
Keyera Corp.	
Pembina Pipeline Corporation	
TransAlta Corporation	

Peer Group Analysis


Total Assets(1)
Total Revenues(1)
Market Capitalization(2)(3)
Total Enterprise Value(2)(3)
50th Percentile
$27,061
$6,480
$14,963
$27,919
$0
$6,000
$12,000
$18,000
$24,000
$30,000
$36,000
$42,000
$48,000
$MM, CAD(4)
25th Percentile
75th Percentile
Hydro One

Notes:

1. The total assets and total revenues are calculated as at and for the 12-month period ending December 31, 2019, respectively.
2. The market capitalization of Hydro One was approximately $15 billion and its total enterprise value was approximately $28 billion as at December 31, 2019.
3. As at December 31, 2019. "Market Capitalization" is calculated based on the number of common shares outstanding multiplied by the closing share price and "Total Enterprise Value" is calculated based on market capitalization plus net debt. Public Sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.
4. Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.

D. Compensation Governance

i. Risk Management Process

Hydro One's executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company's risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One's compensation practices are reviewed annually by the HRC to ensure they align with the company's strategic plans, risk profile and risk management principles.

ii. Compensation Practices

Practice	Description
Share Ownership Requirements[1]	To better align the interests of the company's executives with the interests of Hydro One's shareholders, the company has share ownership requirements based on the level of the position. Under these requirements, the company's executives are subject to share ownership requirements which can be met through direct or beneficial ownership of the company's common shares, management deferred share units (*management DSUs*), 25% of performance cash-settled LTIP grant[2], and/or time vested restricted share units (*RSUs*) granted under the former long-term incentive plans. Individuals have until the later of seven years[3] from: (a) the closing date of the initial public offering of Hydro One's shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO other than the acting President and CEO) or 12 months (in the case of other executives). The share ownership requirements as a multiple of annual base salary[4] are set forth below: President and CEO — 3x Direct Reports to the President and CEO – EVP or equivalent — 2x All Other Executives – SVP or equivalent, and Vice President Level or equivalent — 1x
Anti-Hedging	Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.
Trading Restrictions	Executives are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.
Incentive Compensation Adjustments – Principles and Practices	Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management's control may occur. In 2019, the HRC established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.
Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One's financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, Performance Share Units (*PSUs*), RSUs, other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Notes:

1. Changes in 2019 to various aspects of the share ownership requirements were implemented to enable executives to meet the requirements based on the new executive compensation framework.
2. Cash-settled LTIP grants with an emphasis on performance-based payouts were created to continue the alignment of company performance with shareholder interests. For purposes of assessing the requirement, 25% of the target value of annual cash-settled LTIP is counted during the vesting period. Upon vesting and settlement in cash, the awards no longer count towards the requirement.
3. Timeframe to acquire shares for compliance with the executive share ownership requirement was increased from five to seven years on March 25, 2019.
4. The multiple of base salary for the President and CEO was reduced from 5x to 3x; and for EVPs, it was reduced from 3x to 2x; All other executives remained at 1x.

iii. Say on Pay

As part of its corporate governance guidelines, the board has adopted a policy to hold an advisory vote on the approach to executive compensation (say on pay) at each annual meeting. The purpose of a say on pay vote is to obtain shareholder input on executive compensation for the year ending immediately prior to the annual meeting of shareholders, which in this case is 2019.

The board waived the requirement for a say on pay vote at the 2019 annual meeting given the material changes that occurred in 2019 to the executive compensation framework that existed in 2018. The company's executive compensation structure was fundamentally altered as a result of the directive of the Management Board of Cabinet issued on February 21, 2019 pursuant to the Hydro One Accountability Act which prescribed certain compensation related requirements going forward for the CEO, other executives and the board of the company, including express compensation caps. Notwithstanding these mandated restrictions on the compensation structure going forward, the board believes that the current performance-based compensation approach does align with shareholder interests and the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. As such, the board has decided to offer shareholders the opportunity to make their views on the company's new compensation structure known to the company at this annual meeting.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following say on pay advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual meeting of shareholders of the company."

This resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Approval of this resolution requires that it be passed by a majority of the votes cast by shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors of the corporation remain responsible for overseeing the company's executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

E. Executive Compensation Decision-making Process

Hydro One's compensation decision-making process involves management, the HRC, third-party compensation advisors, and the board for final approval. Outlined below is a general overview of the process that the company has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting. By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.

Notwithstanding the foregoing, after the enactment of the HOAA in August 2018, the HRC on behalf of the new board, worked directly with its independent compensation advisor, Mercer, towards the development of a new executive compensation framework. Management supported the HRC and board with respect to this work. In addition, the board has proactively engaged with the Province and other stakeholders in order to ensure our compensation programs and processes are aligned with all stakeholder priorities. The board developed the new executive compensation framework in compliance with the requirements outlined in the February 21, 2019 directive issued by the Management Board of Cabinet and it was approved by the Management Board of Cabinet on March 7, 2019.

In 2019, the HRC oversaw the implementation of the new executive compensation framework and continued to monitor the compensation program to ensure it is achieving its intended results. The HRC may refine the program over time to ensure that it continues to be aligned with the company's strategy and long-term objectives, subject to the requirements of the HOAA and the directive issued thereunder.

The table below summarizes the company's compensation decision-making process.

	Management	Human Resources Committee	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the board for approval	Provides input to the HRC on market practice	Approves performance measures and targets
Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO's target compensation to board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, determines if adjustments are necessary	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO's performance and recommends same to the board Reviews performance of the President and CEO's direct reports		Approves the President and CEO's performance results
Award Compensation	President and CEO recommends compensation for the President and CEO's direct reports	Reviews, finalizes, and approves compensation for the President and CEO's direct reports Recommends the President and CEO's compensation to board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One's management team, the HRC and our compensation advisors all play a key role in determining compensation for the company's board and executives and in managing compensation risk.

F. Compensation Components and Decisions

i. Named Executive Officers (NEOs)

For purposes of compensation disclosure, this CD&A discloses information about the CEO, the CFO, the three other most highly compensated executive officers who provided services to the company during 2019, and the former President and CEO. The NEOs for 2019 are as follows:

Name	Title
Mark Poweska[1]	President and Chief Executive Officer
Chris Lopez[2]	Chief Financial Officer
Saylor Millitz-Lee[3]	Chief Human Resources Officer
Jason Fitzsimmons	Chief Corporate Affairs and Customer Care Officer
Brad Bowness[4]	Chief Information Officer
Paul Dobson[5]	Former Acting Chief Executive Officer/Chief Financial Officer

Notes:

1. Mr. Poweska was appointed as President and CEO effective May 10, 2019.
2. Mr. Lopez was appointed as CFO effective May 9, 2019. Mr. Lopez had previously acted in the capacity of Acting CFO effective September 6, 2018.
3. Ms. Millitz-Lee was appointed as Chief Human Resources Officer effective July 10, 2019. Ms. Millitz-Lee had previously acted in the capacity of Acting Chief Human Resources Officer effective April 1, 2019.
4. Mr. Bowness was appointed as Chief Information Officer effective January 1, 2019.
5. Mr. Dobson resigned effective May 31, 2019.

The biographies for our current executive officers as of December 31, 2019 follow:

Mark Poweska, 50 *President and Chief Executive Officer*	Please see Mark Poweska's biography under "Director Profiles" on page 20.
Chris Lopez, 45 *Chief Financial Officer*	Chris Lopez is the Chief Financial Officer (CFO) of Hydro One, a position he assumed in May 2019 after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016, as the Senior Vice President of Finance and has more than 20 years of progressive experience in the utilities industry. As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services. Mr. Lopez is also responsible for strategic growth, including Hydro One Telecom Inc. and mergers and acquisitions. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011, in Alberta, Canada. He also held senior financial roles for TransAlta from 1999 to 2007, in Australia. He holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation.
Saylor Millitz-Lee, 55 *Chief Human Resources Officer*	Saylor Millitz-Lee is Chief Human Resources Officer (CHRO) of Hydro One, a position she assumed in early 2019, after serving as Vice President, Human Resources. Ms. Millitz-Lee joined Hydro One in 2017, as VP, Total Rewards. As CHRO, Ms. Millitz-Lee has oversight of all human capital matters. This includes ensuring that Hydro One attracts, engages and retains a high-performing workforce to deliver the company's business strategy safely and effectively, as well as overseeing the Human Resources function to deliver a wide range of services to employees. Ms. Millitz-Lee has over 30 years of human resources experience and previously held roles such as head of Human Resources for Equifax Canada, Ontario Lottery and Gaming Corporation, and Canada Pension Plan Investment Board. She holds an honours degree in Actuarial Science from Western University and her ICD.D.

Jason Fitzsimmons, 49 *Chief Corporate Affairs and Customer Care Officer*	Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of Hydro One. In this role, Mr. Fitzsimmons has oversight of the company's customer service, external relations, communications and marketing, sustainability and Indigenous relations functions. Prior to his current role, he served as the company's Vice President of Labour Relations. Mr. Fitzsimmons has more than 25 years of experience in the electricity sector. Before joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division. He is a Certified Human Resource Executive.
Brad Bowness, 44 *Chief Information Officer*	Brad Bowness is the Chief Information Officer of Hydro One, with oversight of cyber and physical security operations and all aspects of information and operating technology. Mr. Bowness has more than 20 years of experience in the electricity sector and has served in several executive positions at Hydro One, including Vice President, Construction Services; Vice President, Transmission & Stations; and Vice President, Distribution. Prior to joining Hydro One, Mr. Bowness spent six years in the management consulting and systems integration industry. Mr. Bowness holds an Honours Business Administration degree from the Ivey Business School at Western University.

ii. Components & Decisions of 2019 Compensation

Hydro One's compensation structure includes base salary, short-term and long-term incentives, pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives. • Provide a predictable and steady income.
	Pension	Defined Contribution Pension Plan (*DCPP*) or Defined Benefit Pension Plan (*DBPP*)[(1)]	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent.
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness.

	Component	Form	Objectives
Variable	Short-Term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units *(management DSUs)*	• Motivate and reward achievement of annual business performance objectives. • Align individual performance and rewards with corporate objectives.
	Long-Term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and shareholders' interests. • Encourage sustained long-term performance. • Balance short- and long-term results focus.
	Management Employee Share Ownership Plan *(Management ESOP)*[2]	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match	• Encourage share ownership and increase alignment with shareholders' interests.

Notes:

1. The existing *DBPP* for management and non-union employees which was originally established on December 31, 1999 by Hydro One Inc., the company's wholly owned subsidiary, was closed to new non-union employees effective September 30, 2015. The NEOs (with the exception of Brad Bowness) and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the DBPP as of September 30, 2015 participate in the DCPP effective January 1, 2016. Current non-union employees (including Mr. Bowness) who were eligible members of the DBPP as of September 30, 2015 continue to participate in the existing DBPP. For further details on the existing DBPP, see "Defined Benefit Pension Plan" on page 75.
2. In 2015, the company also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One's executives (including the NEOs), they increase the alignment of eligible unionized employees with the success of Hydro One. In addition, the company also introduced a Society Represented Employee Share Ownership Plan (*Society ESOP*) to enable certain eligible employees that are represented by the Society of United Professionals (*Society-represented employees*) to acquire common shares of the company in a convenient and regular method through payroll deduction.

a. Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the new executive compensation framework.

Base Salary Decisions for 2019

The following table documents the base salary increases for 4 of the 6 NEOs in 2019. Base salary changes reflect the promotions of NEOs into new roles as members of the ELT in 2018 and 2019.

Named Executive Officer		2018 Base Salary[1]		2019 Base Salary[1]	% Change
Mark Poweska		N/A	$	500,000	N/A
Chris Lopez[2]	$	322,905	$	400,000	23.88%
Saylor Millitz-Lee[2]	$	280,000	$	350,000	25.00%
Jason Fitzsimmons	$	370,000	$	370,000	0.00%
Brad Bowness[3]	$	288,750	$	315,000	9.09%

Notes:

1. These columns reflect the NEOs' base salary as of December 31 of the relevant year, and do not take into account any pro-ration for base salary changes during fiscal years 2018 and 2019, respectively, or acting pay received.
2. Mr. Lopez's and Ms. Millitz-Lee's base salary increases reflect their appointment from Acting CFO to CFO and Acting CHRO to CHRO respectively.
3. Mr. Bowness's base salary increase reflects his appointment to the position of Chief Information Officer effective January 1, 2019.

b. 2019 Short Term Incentive Plan

Hydro One's STIP was designed to:

- provide market competitive "pay at risk" necessary to attract, motivate and retain employees;
- reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation at risk; and
- focus participants on the drivers of value creation.
- reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation at risk; and
- reward participants for achievement of annual corporate and individual performance goals;

All full time non-union employees, including executives, are eligible to participate in the company's STIP. A summary of the components of the STIP is provided below.

Elements of the Short Term Incentive Plan	Impact on Award
How the award is determined	The amount of the award is a function of the executive's incentive target, corporate performance and his or her individual performance. For NEOs, awards are weighted 80% on the achievement of corporate goals and 20% on achievement of individual goals.
Corporate Performance	Corporate performance is based on financial and non-financial measures; which seek to align corporate performance with the company's strategy as detailed in the corporate scorecard. *Financial Measures* • Net Income – to increase shareholder value by increasing earnings • Productivity Savings – to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital related costs *Non-Financial Measures* • Health and Safety – to reinforce the importance of keeping our employees safe • Customer Satisfaction – to align employees with customer interests • Work Program – to align employees with regulatory and customer goals See pages 66 and 67 for more information about the performance measures and results related to the company's corporate scorecard.
Individual performance	Individual performance is assessed based on the achievement of corporate aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO's compensation profile starting on page 69.
Range of awards	Awards may range from 0 to 100% for the President and CEO and EVPs and from 0 to 150% for employees who hold an SVP role and below of target short-term incentive and based on the corporate and individual performance.
Human Resources Committee/board judgment	The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the "overall STIP performance multiplier" to the board for approval using incentive compensation adjustment principles and practices.
Payout	Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement after the executive ceases to be employed.
Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

The STIP payout is calculated based on the following formula.


Salary ($)
Target Bonus
(% of Salary)
Corporate Performance
Corporate Performance Weight x Corporate Performance Multiplier
Based on a scorecard of multiple measures
Individual Performance
Individual Performance Weight × Individual Performance Multiplier
Team aligned outcomes that vary by individual/role
STIP Payout

Note:
Consistent with the requirements of the new executive compensation framework, STIP payouts for EVPs are capped at 100% of the target award.

Short-Term Incentive Decisions for 2019

1. Corporate Performance Scorecard

Hydro One's corporate scorecard (*scorecard*) was developed by management and approved by the board, on the recommendation of the HRC at the beginning of 2019. The scorecard performance measures were based on Hydro One's objectives and business plan for the year and established threshold, target and exceeds performance levels for each performance measure. Hydro One's scorecard is a balanced scorecard measuring financial and non-financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization's strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to demonstrate the rigor and stretch embedded in the performance levels (threshold, target and exceeds) relative to similar organizations. The HRC, with input from its independent advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval.

Payouts under the STIP for 2019 were based on Hydro One's performance and individual performance relative to the scorecards. In determining the company's performance, the HRC reviewed management's assessment of Hydro One's performance against pre-established performance level for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

Hydro One is focused on corporate social responsibility and outlines its practices in its 2018 Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer satisfaction. Hydro One was recognized for its sustainability efforts as one of the Best 50 Corporate Citizens in Canada by Corporate Knights. In addition, Hydro One is designated as a Sustainable Electricity Company by the Canadian Electricity Association.

The table on the next page sets out Hydro One's corporate performance measures and results for 2019. With consideration to a set of adjustment principles and practices adopted by the HRC in 2019 in respect of incentive compensation, the HRC recommended, and the board deemed it appropriate to approve, an adjustment for the break fees associated with the proposed Avista Corporation acquisition impacting the performance measure for incentive compensation purposes and as reported in the company's financial statements (which reduced net income by approximately $140 million in 2019). This adjustment was made to ensure that employees participating in the incentive compensation programs were rewarded for performance of the business under their reasonable control. Based on the company's results, the HRC recommended, and the board of directors approved, an overall STIP performance multiplier equal to 113.74% of the target for 2019 for the corporate component.

● Meets or Exceeds Budget ◐ Below Budget ○ Below Threshold • Actual Performance

Performance Levels and Actual Achievement (represents Hydro One 2019 Achievement)	Actual Performance	Weighting	Percentage Achievement	Contribution to Team Scorecard
Health & Safety (10%)				
Recordable Incidents: Incidents per 200,000 hours — Threshold: 1.11; Exceeds: 0.99; **Target: 1.05**	0.78 ○	10.00%	0.00%	0.00%
Work Program (25%)				
Transmissions (Tx) Reliability: Minutes per Delivery Point (SAIDI) — Threshold: 8.4; Exceeds: 6.3; **Target: 8.1**	7.9 ●	6.25%	105.56%	6.60%
Distribution (Dx) Reliability: Hours per Customer (SAIDI) — Threshold: 7.00; Exceeds: 6.00; **Target: 6.30**	7.00 ◐	6.25%	50.00%	3.13%
Tx In Service Additions Delivery Accuracy: Variance (%) to approved budget of $951.0M — Threshold: +/-6.00%; Exceeds: +/-1.00%; **Target: +/-4.00%**	959.58 ●	6.25%	150.00%	9.37%
Dx In Service Additions Delivery Accuracy: Variance (%) to approved budget of $556.5M — Threshold: -5.00%/+4.00%; Exceeds: +/-1.00%; **Target: -3.00%/+2.00%**	555.20 ●	6.25%	150.00%	9.37%
Adjusted Net Income (30%)				
Adjusted Net Income to Common Shareholders: $M — Threshold: 792.00; Exceeds: 897.00; **Target: 845.00**	918.00 ●	30.00%	150.00%	45.00%
Productivity (10%)				
Productivity Savings: $M — Threshold: 164.10; Exceeds: 222.00; **Target: 193.00**	202.30 ●	10.00%	116.03%	11.60%

Performance Levels and Actual Achievement (represents Hydro One 2019 Achievement)	Weighting	Percentage Achievement	Contribution to Team Scorecard
Customer Service (25%)			
Residential & Small Business: Customer Satisfaction Threshold: 71.00% · Exceeds: 80.00% · Actual: 86.00% **Target: 77.00%**	10.00%	150.00%	15.00%
Transmission Connected & Local Distribution Companies (LDCs): Customer Satisfaction Threshold: 85.00% · Exceeds: 92.00% · Actual: 87.00% **Target: 90.00%**	10.00%	70.00%	7.00%
Commercial and Industrial: Customer Satisfaction Threshold: 73.00% · Exceeds: 80.00% · Actual: 79.00% **Target: 77.00%**	5.00%	133.33%	6.67%
		Total	**113.74%**

Key accomplishments behind these results included:

- *Health and Safety:* In March 2019, Hydro One tragically lost one of its employees in a forestry accident. The performance level for this measures was set to zero as a result. Hydro One remains committed to preventing serious injuries. While the company experienced this tragic loss, the number of incidents was 29.6% lower in 2019 with 0.78 incidents per 200,000 hours (down from 1.11 incidents per 200,000 hours in 2018);
- *Work Program:* In 2019, based on a concerted effort to manage a high demand of project work and initiatives to account for lower than forecasted storms, we were able to achieve adjusted results within 1% of target for transmission *(Tx)* in-service additions. In addition, throughout 2019 we continued to build on strong Tx reliability results, while making strides on the distribution *(Dx)* portfolio in spite of challenges due to a negative regulatory ruling;
- *Adjusted Net Income[1]:* 2019 adjusted net income to common shareholders was approximately 13% better year-over-year, as a result of lower overall costs and higher net revenues (2019 net income to common shareholders of $778 million was $867 million or 974.2% higher than the 2018 net loss to common shareholders of $89 million);
- *Productivity Savings:* We achieved significant operational efficiencies and a reduction of corporate overheads including approximately $202 million of productivity savings, an increase of approximately 49% as compared to $135.5 million in 2018 totaling $450 million in productivity savings since 2015;

Note:
1. Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"). "Adjusted net income" is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company's performance and is considered a useful metric of evaluating the company's current operating operations compared to the prior year because it excludes the impact of certain non-recurring costs. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section "Non-GAAP Measures" in the Management's Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited's profile on SEDAR at www.sedar.com for more information.

- *Customer Satisfaction:* We saw continued improvement in our overall customer satisfaction results with residential and small business customer satisfaction increasing to 86%, the highest result in ten years, and our commercial and industrial customers satisfaction increasing to 79% (from 77% in 2018);
- *Distribution reliability:* We improved the overall distribution network System Average Interruption Duration Index (*SAIDI*) reliability by approximately 56.3%. Much of this improvement was the result of the new vegetation management program, strategically applied upgrades to circuits, modernizing equipment in the grid and a more proactive approach to storm preparation.

In addition to results relative to the pre-established performance measures, the company also accomplished the following:

- *Capital Investments:* We delivered approximately $1.7 billion in capital investments to expand the electricity grid and renew and modernize existing infrastructure;
- *Operating Costs:* We achieved a 4.7%, or $51 million reduction in operating costs in 2019 and 2018; and
- *Recognition:* We received the Emergency Assistance Awards from the EEI for responding to the deadly California wildfires in 2018 and helping Manitoba Hydro after a severe storm in October, 2019.

Named Executive Officer	Key Accomplishments
Mark Poweska *President and Chief Executive Officer*	Since joining Hydro One in May 2019, Mr. Poweska has strengthened Hydro One's safety practices, gained wide approval for the company's newly developed corporate strategy, achieved significant productivity savings, and built stronger relationships with key stakeholders. Mr. Poweska introduced a number of strategic initiatives designed to achieve world class safety performance, including the creation of a new safety leadership role reporting directly to him. In 2019, he appointed Hydro One's first Chief Safety Officer and formed the Safety Improvement Team, which is tasked with recommending actions Hydro One should take to advance its safety culture and move toward its goal of zero serious injuries. Mr. Poweska successfully led the development of Hydro One's new corporate strategy, which received Board approval and has been positively received by key stakeholders, including investors, the financial markets and industry peers. Since joining, Hydro One's stock price has increased significantly representing a gain of 15.47%. In comparison, during this same period, the S&P TSX gained 4.54%. Under his direction, Hydro One's operating model and organizational design was updated to ensure the company had the right ELT in place to execute the new strategy. In addition to the Chief Safety Officer, the role of Chief Planning, Strategy and Growth Officer was added to drive strategy execution and to gain alignment between the core and growth areas of Hydro One's business. Under Mr. Poweska's leadership, significant operational and cost efficiency initiatives were achieved in 2019, which delivered approximately $202.3 million in productivity savings. Mr. Poweska has personally engaged with key Hydro One stakeholders, demonstrating a deep commitment to building and enhancing relationships with Indigenous community leaders, provincial leadership, regulatory agencies, industry peers, shareholders and the financial community. To that end, Mr. Poweska supported Hydro One in providing assistance to Manitoba Hydro to restore power to its customers following a severe snowstorm, garnering Hydro One its 10th EEI award.
Chris Lopez *Chief Financial Officer*	Under Mr. Lopez's leadership, Hydro One's total shareholder return increased by 28.6% and overall investor perception increased by 26%, with feedback indicating the company's corporate strategy was clear and well received. This resulted in several upward revisions to Hydro One's target prices and ratings. In addition, Hydro One's capital structure was strengthened with S&P affirming the company's rating in the A category and upgrading its outlook to stable from negative, while Moody's upgraded Hydro One Inc.'s rating from Baa1 to A3. Mr. Lopez oversaw the transformation of the Finance organization to better align with the new corporate strategy. Mr. Lopez also strengthened the company's data governance efforts, ensuring a robust system is in place to measure and improve the quality of Hydro One's data. Additionally, the Finance team completed three projects that reduced the company's risk of a privacy breach, improved its efficiency and regulatory compliance, and reduced Hydro One's data footprint. Mr. Lopez also successfully led other key finance achievements during the year including strengthened regulatory support for Hydro One transmission and distribution applications (providing evidence preparation, technical testimony and interrogatory support) including the successful Niagara Reinforcement Project application, a new First Nations partnership, as well as the Bruce-to-Milton application.

Named Executive Officer	Key Accomplishments
Saylor Millitz-Lee *Chief Human Resources Officer*	In 2019, Ms. Millitz-Lee and her team successfully delivered a number of transformational Human Resource (HR) initiatives, including the successful transition and onboarding of the new ELT. Under Ms. Millitz-Lee's leadership, Hydro One finalized a new executive compensation framework working collaboratively with the Province on the related disclosure requirements. Ms. Millitz-Lee's team successfully negotiated and subsequently ratified a two-year collective agreement with the Society of United Professionals with no disruption to operations. The HR team also filled approximately 800 vacancies, many filled internally through the use of a well-structured succession planning program in support of our long-term business strategy. The team also recruited internal and external candidates for critical leadership roles including CFO, Chief Safety Officer,Chief Operating Officer, and Chief Legal Officer. Ms. Millitz-Lee oversaw the implementation of myHR (Service Now), a case and solution management tool which transformed the way HR interacts and delivers services to the business. Under Ms. Millitz-Lee's leadership, HR programming continues to foster a diverse and inclusive corporate culture where all employees are valued and have equal access to opportunities. During 2019, Ms. Millitz-Lee and her team developed and launched the Step-Up Program, an initiative that highlights the need for Respect in the Workplace and Psychological Safety, successfully delivering it to approximately 1,800 employees across Hydro One's lines of business. Wellness and mental health awareness, through enterprise-wide communication campaigns and training, also continues to be a focus in helping the workforce identify and mitigate employee risk. Hydro One's progressive employment practices were recognized by leading HR organizations, with the team receiving an Electricity Human Resources Canada's 2019 Award of Excellence, a Workplace Diversity and Inclusion Award and, for the fifth consecutive year, recognition from Forbes in its list of Canada's Best Employers for 2020.
Jason Fitzsimmons *Chief Corporate Affairs and Customer Care Officer*	Under Mr. Fitzsimmons's leadership, Hydro One achieved higher customer satisfaction across both its transmission and distribution lines of business. Residential and small business customer satisfaction was the highest in a decade, at 86%, while commercial and Industrial customer satisfaction increased to a record high of 79%, due to improved communication, service quality and advocacy on behalf of Hydro One's customers. Customers were also more satisfied with Hydro One's Customer Contact Centre (CCC). In 2019, the first full year of operation after insourcing CCC, all key performance metrics remained at or near historic highs. Mr. Fitzsimmons' successfully led the Customer Care team to realize over $9 million in savings through more effective management, by introducing business process changes and by shifting customers to digital channels. Additionally, the team realized another $3 million in productivity savings by effectively promoting Hydro One's e-Billing solution. During the year, Mr. Fitzsimmons successfully enhanced Hydro One's status as a trusted partner and advocate for its customers by introducing a new Power Factor Correction service, launching a new commercial and industrial customer portal, auto-enrolling over 388,000 customer in e-billing, and by providing dedicated account executives for large transmission and distribution customers. In 2019, Mr. Fitzsimmons successfully led the Corporate Affairs team to strengthen Hydro One's relations with the Province while also enhancing relations with Indigenous communities across the province by pursuing new business partnerships, introducing procurement workshops and increasing community investments. Mr. Fitzsimmons and his team enhanced Hydro One's status as a trusted brand, with improved "Overall Impressions of Hydro One" registered in annual survey work and a higher profile for the company's community investment strategy. Hydro One's progressive stakeholder engagement practices were recognized throughout the year, with the company receiving the Canadian Electricity Association's (CEA's) 2019 Continuous Performance Improvement Award in honour of Hydro One's Indigenous procurement practices. Additionally, the Corporate Affairs team received two Achieving Communications Excellence Awards for community relations and issues management by the Canadian Public Relations Society.

Named Executive Officer	Key Accomplishments
Brad Bowness *Chief Information Officer*	Mr. Bowness successfully led the Information, Operations and Security Technology portfolio during 2019, delivering a stable information technology (IT and OT) environment and achieving a consolidated system availability of 99.93%. This accomplishment ensures critical business functions have the systems and technology available and running to support Hydro One's power system, customers, metering infrastructure, and back office processes. During 2019, Mr. Bowness established a high performance leadership team, hiring a new Chief Security Officer and new senior staff for Enterprise Architecture and Corporate Projects teams. Under his leadership, the physical and cyber security protection of Hydro One's assets was strengthened, delivering key security initiatives that incrementally improved Hydro One's Cyber Security Maturity external assessment score. Mr. Bowness oversaw the construction and implementation of Hydro One's Private Cloud Data Centre infrastructure, allowing for the complete virtualization of the company's primary systems, which will help reduce costs and enable system flexibility in the future. Mr. Bowness and his team delivered multiple enterprise productivity projects during the year ushering in a new generation of technology, deploying modern infrastructure, and digitally enabling the business. The team also surpassed a key milestone in Hydro One's Distribution Modernization Operating Strategy by building out the network model in Hydro One's Distribution Management System, allowing remote operations of the company's distribution system in areas of the province. Throughout the year, Mr. Bowness continued to ensure the core elements of Hydro One's Corporate Strategy were supported by the IT function. He and his team continued to bring value to the business through the support of technology implementations such as 'myHR' Case Management, as well as the successful delivery of transformative, foundational projects such as Enterprise Drawing Management.

Note:
Under the requirements of the executive compensation framework, Messrs. Poweska and Lopez, and Ms. Millitz-Lee receive STIP awards capped at 100% of target award. To adhere with this requirement the total STIP payout has been limited to 100% of target (though individual and corporate achievement can be independently over 100%).

2. STIP Decision Summary

The following summarizes the STIP payout for each NEO considering the corporate and individual performance as approved by the HRC and board of directors.

Named Executive Officer/ Principal Position	STIP Target %[1]	STIP Target $[2]	Corporate Achievement (%)[3]	Individual Achievement (%)[3]	STIP Payout[3]	STI Payout as a % of Target[3]
Mark Poweska *President & CEO*	100%	$ 328,767	113.74%	144.00%	$ 328,767	100.00%
Chris Lopez *Chief Financial Officer*	80%	$ 320,000	113.74%	140.00%	$ 320,000	100.00%
Saylor Millitz-Lee *Chief Human Resources Officer*	50%	$ 159,466	113.74%	108.00%	$ 159,466	100.00%
Jason Fitzsimmons *Chief Corporate Affairs and Customer Care Officer*	40%	$ 148,000	113.74%	126.00%	$ 171,964	116.19%
Brad Bowness *Chief Information Officer*	40%	$ 126,000	113.74%	100.00%	$ 139,850	110.99%

Notes:
1. Incentive target as of December 31, 2019.
2. Aggregate target incentive award for 2019 (reflecting time with the organization and promotions where applicable).
3. Under the requirements of the executive compensation framework, Messrs. Poweska and Lopez, and Ms. Millitz-Lee receive STIP awards capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

c. Cash-Settled Long-Term Incentive Plan

Hydro One's long-term incentive plan *(LTIP)* was designed to:

- provide market competitive compensation;
- attract and retain highly qualified and experienced talent;
- foster alignment with shareholder interests; and
- reward executives for longer term value creation.

To align with the new executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to share price nor eligible for dividend equivalents. Therefore, no share based awards or options were issued in 2019. It is important to note that the LTIP grants continue to provide strong shareholder alignment as they are 100% performance based with performance measures based on earnings per share *(EPS)*, including the requirement that the dividend does not decrease in any rolling 12 months during the performance period, and productivity savings. The company's former equity-settled LTIP plan was introduced in 2015 with the first grants made in 2016 and the last grant in 2018; the performance measures under the former plan was based on EPS and the dividend rate as described below. For details of this former equity-settled plan, see page 86.

LTIP is available to executives and certain non-union employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the LTIP introduced in 2019 follows:

Elements of the Long Term Incentive Program	Impact on Award
Types of Awards	*Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to share price nor do they accumulate dividend equivalents.*
Vesting	Awards granted in 2019 vest after the three-year performance period (February 28, 2022), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.
Performance Multiplier	Each cash-settled LTIP award granted in 2019 is 100% performance based, subject to achieving certain performance levels for both the three-year EPS (subject to a dividend rate modifier), and the three-year productivity measure, for the period from January 1, 2019 to December 31, 2021 *(the performance period)*. The EPS performance measure demonstrates a commitment to achieving long-term growth for shareholders, while the productivity measure is aligned with the company's strategic focus on operating efficiencies. The overall performance multiplier is based on the three-year average EPS performance at a 67% weighting with a dividend rate modifier, and the three-year productivity at a 33% weighting. *Three-year average EPS:* The adjusted net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period. *Dividend rate:* If the 12 month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12 month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier. *Three-year productivity measure:* Hydro One's commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and shareholders.
Range of Awards	The LTIP payout is a function of the overall Performance Multiplier which is based on the three-year average EPS performance (67% weighting) with a dividend rate modifier, and the productivity performance (33% weighting), but subject to an overall maximum payout of 100% for the President and CEO and EVPs and 150% for all other employees.
Human Resources Committee/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the performance multiplier to the board for approval using incentive compensation adjustment principles and practices.
Clawbacks	Amounts can be forfeited or clawed back under certain conditions.


Salary ($)
Target LTIP
(% of Salary)
EPS Performance
EPS Performance Weight × EPS Performance Multiplier
Dividend Rate Modifier
0 or 100%
Productivity Performance
Productivity Performance Weight × Productivity Performance Multiplier
LTIP Payout at end of three year performance period

Notes:
Consistent with the requirements of the new executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

Long-Term Incentive Decisions for 2019

In 2017, the then board of directors set three-year average EPS performance measures and dividend rate modifier for the 2017 PSU grants made under the company's former equity-settled LTIP as outlined below. These targets were based on the adjusted net income targets of the 2017 to 2019 business plan. To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modeling of a broad range of scenarios to demonstrate the rigor and stretch embedded in the performance levels.

Consistent with the STIP, the HRC recommended and the board deemed it appropriate to approve an adjustment for the break fees associated with the proposed Avista Corporation acquisition impacting net income (by $140 million in 2019, $29 million in 2018, and $36 million in 2017). In addition, an adjustment for the OEB deferred tax asset decision (which reduced net income by $867 million in 2018) was also approved. Without these adjustments, the payout for the 2017 PSUs would have been zero. These adjustments were made to ensure that employees participating in the incentive compensation programs were rewarded for performance of the business under their reasonable control.

Over the 2017 to 2019 performance period, Hydro One's three-year average adjusted EPS was $1.35 resulting in a performance multiplier of 200% for the 2017 PSU grants. Since the 12 month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2017 PSUs was 100%. These results reflect the organization's strong financial performance from 2017 to 2019.

2017 PSU Performance Measures	Threshold	Target	Exceeds	Actual Achievement
Performance Multiplier	50%	100%	200%	200%
3-year Average Adjusted EPS	$1.15	$1.22	$1.32	$1.35

EPS Performance Assessment


Percentage of target incentive earned
200%
150%
100%
50%
0%
(Actual Achievement)
$1.35
$1.32
(Exceeds Target)
(Target)
$1.22
(Threshold)
$1.15
Adjusted EPS achieved

2019 Long-Term Incentive Grants Awarded:

As previously described, in order to comply with the new executive compensation framework, Hydro One changed its LTIP from a share based plan to a cash-settled LTIP. The performance measures for this new plan consist of a three-year average EPS measure with a dividend rate modifier (similar to the former LTIP grants) and a three-year productivity measure.

Hydro One's commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2019 to 2024 business plan which also underpins the 2020 to 2022 transmission rate filing application.

LTIP Grants awarded to the NEOs in 2019 are outlined below.

Named Executive Officer	Share-based Awards[1] Value	Option-based Awards[1] Value	Cash-settled Awards Value[2]	Total Grant Value ($)
Mark Poweska	$ 0	$ 0	$ 500,000	$ 500,000
Chris Lopez	$ 0	$ 0	$ 400,000	$ 400,000
Saylor Millitz-Lee	$ 0	$ 0	$ 315,000	$ 315,000
Jason Fitzsimmons	$ 0	$ 0	$ 314,500	$ 314,500
Brad Bowness	$ 0	$ 0	$ 267,750	$ 267,750

Notes:
1. No share-based or option-based awards were granted in 2019.
2. The value of the cash-settled LTIP does not appear on the summary compensation table in 2019 as the grant will not vest until 2022.

d. Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and the HOAA and reflects Hydro One's compensation philosophy emphasizing pay-for-performance and at risk compensation, ranging from 66.7% to 56.0% of NEO total compensation. The following summarizes the target compensation mix by NEO.

Target Compensation Mix[(1)(2)]


Mark Poweska
$500,000
$500,000
$500,000
33.33%
33.33%
33.33%
Chris Lopez
$400,000
$320,000
$400,000
36%
28%
36%
Saylor Millitz-Lee(3)
$350,000
$175,000
$315,000
42%
21%
37%
Jason Fitzsimmons
$370,000
$148,000
$314,500
44%
18%
38%
Brad Bowness
$315,000
$126,000
$267,750
44%
18%
38%
Base Salary
Short-Term Incentive
Long-Term Incentive

Notes:
1. The maximum payout the President and CEO or an employee who holds an EVP role can receive under the STIP and the cash-settled LTIP is 100% of target.
2. The long-term incentive target is based on base salary as of December 31, 2019.
3. On April 1, 2019, Ms. Millitz-Lee's base salary increased from $280,000 to $350,000, short-term incentive target increased from 40% to 50% of base salary, and long-term incentive target increased from 45% to 90%.

e. Pension Benefits

1. Defined Contribution Pension Plan (DCPP)

Hydro One established a registered DCPP on January 1, 2016. Hydro One's DCPP is designed to:

- attract and retain employees;
- result in lower and more stable cost over time compared to the Hydro One DBPP; and
- promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	New non-union employees hired on or after September 30, 2015. All but one of the NEOs participate in the DCPP.
Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the "Supplemental plan" below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).
Supplemental plan	Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the *Income Tax Act* (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee's benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered saving plan in which employer contributions were made on an after-tax basis.

2. Defined Benefit Pension Plan

Hydro One established a registered contributory defined benefit pension plan (*DBPP*) on December 31, 1999. Hydro One manages and invests the assets and liabilities of the pension fund as administrator of the DBPP. The DBPP provides a benefit which is based on each plan member's highest average earnings at the time of termination or retirement.

A summary of the key terms of the Hydro One DBPP for those hired on or after January 1, 2004 is presented below:

Eligibility	Non-union employees who were eligible members of the DBPP hired between January 1, 2004 and September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015.
Employee Contribution	Eligible employees contribute 8.25% of their base annual earnings up to the Years Maximum Pensionable Earnings (*YMPE*) and 10.75% above the YMPE.
Pensionable Earnings	Base salary plus 50% of actual short-term incentive up to an earnings limit of $350,000 as at December 1, 2016. The earnings limit is adjusted annually by CPI and was approximately $363,059 as at December 31, 2019.
Formula	For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member's average base annual earnings during the 60 consecutive months for non-union employees hired on or after January 1, 2004 when their base annual earnings were highest. Base annual earnings consist of the member's salary and 50% of their short-term incentive. This pension is reduced by 0.625% of the member's average base annual earnings up to the average year's maximum pensionable earnings during the 60 consecutive months for non-union employees hired after January 1, 2004 when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits. The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totaling 85 or more.

	A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 75% of the increase in the Ontario Consumer Price Index for the 12-month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member's death to their spouse at the rate of 66 2/3% of the amount the member was receiving.
Supplemental Pension Plan	Hydro One's defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of *Income Tax Act* (Canada) limits and that cannot be provided under the DBPP. The supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.'s obligations to participants under the supplementary pension plan are secured by a letter of credit.

f. Management Employee Share Ownership Plan

Hydro One strongly supports share ownership by its employees and, accordingly, offers an employee share ownership plan for non-union employees (*management ESOP*). The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction. It is designed to:

- promote an ownership among non-union employees;
- align the interests of non-union employees with shareholder interests; and
- increase employee awareness and alignment with Hydro One performance.

All regular employees not represented by a union who have completed at least six months of continuous service with the company prior to the date of enrollment in the plan are eligible to participate. A summary of the components of the Management ESOP is provided below.

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive).
Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting	All shares purchased with employee and employer contributions vest immediately.

g. Other Benefits

NEOs (other than those with grandparented provisions) are not eligible for any other perquisites that are not offered to non-union employees, to align with the executive compensation framework and the directive.

h. Share Ownership Requirements

The following table shows the status of each NEO's compliance with the share ownership requirements as at December 31, 2019. All NEOs are on track to meeting or have met the requirements.

The share ownership requirement continues to support the alignment with shareholder experience through:

- the acquisition of shares through the Management ESOP (all NEOs are currently participants);
- voluntary participation in the Management DSUs plan; and
- the performance measures selected for the cash-settled LTIP (EPS and productivity).

NEO	Share Ownership Requirement: Multiple of Salary	Share Ownership Requirement: Value ($)	Value of Holdings ($): Common Shares[1][2]	Value of Holdings ($): RSUs[2]	Value of Holdings ($): DSUs[2]	Value of Holdings ($): Cash-Settled LTIP[3]	Value of Holdings ($): Total Value of Holdings	Compliance Status Share Ownership Requirement: Ownership Level as Multiple of Salary[4]	Compliance Status Share Ownership Requirement: Compliance Deadline[5]
Mark Poweska	3.0x	1,500,000	4,473	0	0	125,000	129,473	0.3x	May 10, 2026
Chris Lopez	2.0x	800,000	156,367	141,057	451,422	100,000	848,846	2.1x	Met
Saylor Millitz-Lee	2.0x	700,000	97,065	111,260	0	78,750	287,075	0.8x	April 1, 2026
Jason Fitzsimmons	1.0x	370,000	182,220	167,337	0	78,625	428,182	1.2x	Met
Brad Bowness	1.0x	315,000	67,765	109,073	0	66,938	243,776	0.8x	January 1, 2026

Notes:

1. Common Shares includes shares acquired through the management ESOP, personal holdings and vested shares. These do not include 2017 PSUs which vested on December 31, 2019 and settled following the approval of the performance multiplier in February 2020.
2. Values are based on the higher of (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 31, 2019. DSUs do not include management DSUs granted in 2020 in respect of 2019 STIP.
3. For purposes of the share ownership requirements, 25% of the value of outstanding cash-settled LTIP awards are included in the NEOs' total holdings.
4. Determined by Total Value of Holdings divided by NEO base salary as of December 31, 2019.
5. Compliance deadline date is the seventh anniversary of the latest of (1) the closing of the initial public offering of Hydro One's common shares, (2) the date the executive first became subject to these requirements and (3) the date the executive was promoted. The compliance deadline in the above table is reflected for NEOs that had not met their ownership requirements as of December 31, 2019.

G. Compensation Disclosure

i. Share Performance

The following graph compares the total cumulative return of a shareholder who invested $100 in Hydro One's common shares from the closing of the company's initial public offering on November 5, 2015 (using the initial public offering price of $20.50) to December 31, 2019, with that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index.

Comparison of 50 Month Cumulative Total Return[1]
Assumes Initial Investment of $100
December 2019



200
180
160
140
120
100
80
60
40
20
0
11/14/2015
12/31/2015
3/31/2016
6/30/2016
9/30/2016
12/31/2016
3/31/2017
6/30/2017
9/30/2017
12/31/2017
3/31/2018
6/30/2018
9/30/2018
12/31/2018
3/31/2019
6/30/2019
9/30/2019
12/31/2019
Hydro One Limited
SP/TSX Capped Utilities
SP/TSX Composite

Note:

1. Hydro One became a reporting issuer on October 29, 2015. The price of Hydro One's common shares on the closing of the initial public offering before markets opened on November 5, 2015 was the IPO price of $20.50. This price is compared to the closing prices of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index on November 4, 2015. This chart includes dividends paid during the period, inclusive of re-invested dividends.

2019 is a reset year for Hydro One. Two company specific events were rewarded by investors and resulted in increases to the share price which ended the year in positive territory with an achieved TSR of 29.1%. These were: 1) hiring of the CEO, and 2) release of the Ontario-focused strategy. These events coupled with the positive regulatory decision on the distribution rate filing as well as the award of the Leamington transmission line, highlighted the subsiding impact of previous years' events. Shareholders also reacted positively to the demonstrated earnings performance led by the management team. In 2019, productivity savings increased by approximately $202 million to reach approximately $450 million of savings since the IPO. Management reduced operational expenditures in 2019 by approximately $51 million, which is an approximate 8% reduction in nominal terms since the IPO. In addition, the continued discipline in servicing capital investments of an approximately $1.7 billion portfolio and the high customer satisfaction numbers in all lines of business was viewed very favourably by the investors.

Further to Hydro One specific events, a low interest rate environment continued to drive the utility sector valuation upwards. This was evident by the strong performance of the overall utility indices.

Combined, the improving exogenous factors and demonstrated results showcased Hydro One's unique value proposition which increased shareholder interest and ownership, which in turn reduced the valuation gap that had been previously created between our peers and us.

ii. NEO Compensation Cost as % of Net Income

The following table shows the total compensation for the NEOs of the company for 2019, 2018 and 2017 as a proportion of net income of the company.

		2019[1][2]		2018[3]		2017[4]
Reported net income[5] ($000s)	$	918,000	$	807,000	$	682,000
Aggregate NEO compensation as reported in the summary compensation table ($000s)	$	4,723	$	20,867	$	14,209
Cost of NEO compensation as a % of net income		0.51%		2.59%		2.08%

Notes:
1. The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2019. The compensation cost for NEOs in 2019 for Messrs. Poweska and Dobson reflects their partial year of service in that year. The compensation cost does not include value of cash-settled LTIP granted in 2019, as the grant will not vest until 2022.
2. The compensation cost for NEOs active as of December 31, 2019, excluding Mr. Dobson, is $3,447,360, represents 0.38% as a percentage of net income.
3. The aggregate NEO compensation reflects disclosure for seven (7) NEOs in 2018. The reported net income was adjusted in 2019 to align with the adjusted financial statements. Please refer to Hydro One's 2019 MD&A for a reconciliation of net income (loss) attributable to common shareholders to adjusted net income attributable to common shareholders.
4. The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2017.
5. Value for 2017 reflects total net income, while values for 2018 and 2019 reflect adjusted net income to common shareholders.

In compliance with the new executive compensation framework and effective March 7, 2019, total direct compensation paid to Hydro One's new members of the ELT is capped as follows: (i) $1.5 million for the President and CEO and (ii) 75% of the President and CEO's total compensation for other executives. Consistent with the HOAA, compensation paid to Hydro One's President and CEO and his direct reports is completely funded from the company's earnings and are not recovered in rates nor paid for by customers.

iii. Summary Compensation Tables

The following table sets out the compensation earned by the NEOs during the fiscal years 2017, 2018 and 2019, as applicable.

Name and Principal Position	Year	Base Salary ($)[1]	Share based awards ($)[2]	Option based awards ($)[2]	Non-equity incentive plan compensation ($): Annual incentive Plans ($)[3]	Non-equity incentive plan compensation ($): Long term incentive Plans ($)[4]	Pension Value ($)[5][6]	All other compensation ($)[7][8]	Total Compensation ($)
Mark Poweska *President & Chief Executive Officer*	2019	328,767	N/A	N/A	328,767	N/A	18,230	1,500	677,264
	2018	–	–	–	–	–	–	–	–
	2017	–	–	–	–	–	–	–	–
Chris Lopez *Chief Financial Officer*	2019	400,000	N/A	N/A	320,000	N/A	33,455	155,575	909,030
	2018	320,585	266,513	N/A	655,852	N/A	28,612	125,808	1,397,370
	2017	310,170	255,110	N/A	162,678	N/A	19,903	5,064	752,925
Saylor Millitz-Lee *Chief Human Resources Officer*	2019	332,739	N/A	N/A	359,466	N/A	28,156	10,437	730,798
	2018	280,000	210,112	N/A	141,565	N/A	22,337	8,433	662,447
	2017	234,931	112,520	N/A	93,681	N/A	13,442	2,019	456,593
Jason Fitzsimmons *Chief Corporate Affairs and Customer Care Officer*	2019	370,000	N/A	N/A	171,964	N/A	31,703	12,331	585,998
	2018	298,616	314,418	N/A	158,384	N/A	23,265	8,945	803,628
	2017	243,767	107,912	N/A	95,157	N/A	16,240	4,835	467,911
Brad Bowness *Chief Information Officer*	2019	315,000	N/A	N/A	139,850	N/A	79,449	9,971	544,270
	2018	285,359	206,186	N/A	138,282	N/A	90,970	6,629	727,426
	2017	269,342	192,545	N/A	105,948	N/A	87,909	4,077	659,821
Paul Dobson[9] *Acting Chief Executive Officer/Chief Financial Officer*	2019	248,219	N/A	N/A	248,219	N/A	34,892	744,658	1,275,988
	2018	503,013	2,549,856	449,995	1,507,168	N/A	28,384	0	5,038,416
	2017	–	–	–	–	–	–	–	–

Notes:

1. Base salaries presented are actual amounts earned for fiscal years 2017, 2018, and 2019, as applicable. 2019 base salary for Mr. Poweska reflects time worked in 2019 (May 6 to December 31, 2019). 2019 base salary for Mr. Dobson reflects time worked to his date of resignation (May 31, 2019).
2. No share- or option-based awards were granted in 2019.
3. The short-term incentive awards are attributed to the noted financial year, are based on a percentage of base salary, and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Messrs. Poweska and Lopez elected to take 20% and 50% respectively of their award in management DSUs. In the third quarter of 2018, the company entered into a retention arrangement with Ms. Millitz-Lee. Under the retention agreement, in 2019 Ms. Millitz-Lee received a payment in the amount of $200,000. In 2018, Mr. Lopez received two retention/recognition payments totaling $450,000.
4. In 2019, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary. The actual payout for these awards at the time of vesting will be based on two performance metrics (3-year average EPS and 3-year productivity). The value of the cash-settled LTIP (see below in table on page 80) does not appear on the summary compensation table in 2019, as the grant will not vest until 2022.
5. Mr. Bowness is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member's highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016 earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018 and each year thereafter the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).
6. The pension value for NEOs participating in the DCPP reflect the employer contributions made to the pension plan and supplemental plan during 2019. These values do not reflect the employee contributions nor the investment gains/losses for fiscal year 2019.
7. All active NEOs participate in the management ESOP. Amounts include only the employer contributions to ESOP for all NEOs other than Mr. Lopez. Mr. Lopez's amount reflects travel and accommodation benefits (in the amount of $143,243) provided under his previously established employment arrangements and is considered a taxable benefit and $12,332 in respect of employer contributions to his management ESOP.
8. None of the NEOs, aside from Mr. Lopez as highlighted in note 7 above, is entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary.
9. Mr. Dobson received two pro-rated payments at time of resignation, for short- and long-term incentive awards, in respect of the time worked in 2019, in accordance with his retention agreement. The pro-rated payment in respect of his long-term incentive award is reflected above in the all other compensation column. In 2018, Mr. Dobson received the following make-whole awards in recognition of the estimated STIP and LTIP values forfeited from his previous employer:
   - a one-time cash payment of $550,000; and
   - a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units): 33% vested on February 28, 2019, and 67% vested and ceased to accrue dividend equivalents on May 31, 2019, his resignation date, and they were surrendered in exchange for cash payments to be received in accordance with each grants' original vesting schedules.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards for the NEOs and based on the share price at close on December 31, 2019[1]:

	Option-based Awards[2]				Share-based Awards		
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share-based awards that have not vested ($)[3]	Market or payout value of vested share-based awards not paid out or distributed ($)[4][5]
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez	N/A	N/A	N/A	N/A	14,061	352,650	451,422
Saylor Millitz-Lee	N/A	N/A	N/A	N/A	11,085	278,012	N/A
Jason Fitzsimmons	N/A	N/A	N/A	N/A	16,686	418,485	N/A
Brad Bowness	N/A	N/A	N/A	N/A	10,878	272,820	N/A
Paul Dobson	217,810	20.66	28-Feb-25	962,720	0	0	1,465,744

Notes:
1. The closing price of Hydro One's shares was $25.08 on December 31, 2019.
2. No option-based awards were awarded in 2019. The board granted option-based awards in 2018. The number of options granted was determined using a March 1, 2018 share price of $20.66, reflecting a valuation of 10% (rather than the calculated Black Scholes value of approximately 8.0%). All of Mr. Dobson's options vested upon his resignation on May 31, 2019, and are exercisable until February 28, 2025.
3. Amounts include all unvested RSUs and PSUs granted in 2018, including dividend equivalents. The amounts assume PSUs vest at target.
4. Mr. Lopez's total represents the value of short term incentive awards he voluntarily elected to receive as management DSUs and the dividend equivalents earned as additional management DSUs.
5. Mr. Dobson's RSUs vested and ceased to accrue dividend equivalents on May 31, 2019, his resignation date, and they were surrendered in exchange for cash payments to be received in accordance with each grants' original vesting schedules. The value above is based on the share price at time of vesting on May 31, 2019.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2019:

Name	Grant Year	Grant Value	Vesting Date	Current Value[1]
Mark Poweska	2019	500,000	2/28/2022	500,000
Chris Lopez	2019	400,000	2/28/2022	400,000
Saylor Millitz-Lee	2019	315,000	2/28/2022	315,000
Jason Fitzsimmons	2019	314,500	2/28/2022	314,500
Brad Bowness	2019	267,750	2/28/2022	267,750

Notes:
1. The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the level of achievement of the 3-year average EPS and 3-year productivity performance metrics. Consistent with the requirements of the new executive compensation framework, for EVPs and above cash LTIP payouts are capped at 100% of target.

Incentive plan awards – value vested or earned during the year

Name	Option-based Awards – Value Vested during the Year ($)[1]	Share-based Awards – Value Vested during the Year ($)[2][3]	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)[4]
Mark Poweska	N/A	N/A	328,767
Chris Lopez	N/A	724,060	320,000
Saylor Millitz-Lee	N/A	208,766	359,466
Jason Fitzsimmons	N/A	200,314	171,964
Brad Bowness	N/A	357,315	139,850
Paul Dobson	962,720	1,930,016	248,219

Notes:

1. The board granted option-based awards to the ELT in 2018. All of Mr. Dobson's options vested upon his resignation on May 31, 2019, as per the terms of his retention agreement, and are exercisable until February 28, 2025.
2. The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes PSUs and RSUs granted in 2017 (vested December 31, 2019), in addition to the value of management DSUs granted in February 2019 in relation to the 2018 short-term incentive award payment. For all NEOs except Mr. Dobson, the values above are based on the share price at the time of vesting on December 31, 2019.
3. Mr. Dobson's 2018 RSUs and PSUs vested on May 31,2019, and were surrendered in exchange for cash payment upon his resignation. The 2018 RSUs will pay out in three separate payments, in accordance with the grant's original vesting schedule and in accordance with U.S. taxpayer rules. The amount above reflects the value of Mr. Dobson's 2018 PSUs on May 31, 2019. The first portion of RSUs vested on February 28, 2019, and the remaining two portions of RSUs vested on May 31, 2019.
4. This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Dobson's award was prorated to his May 31, 2019 resignation date. Ms. Millitz-Lee's award includes a $200,000 retention payment.

iv. Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2019:[1]

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)[2]
Mark Poweska	0	18,230	18,744
Chris Lopez	49,971	33,455	94,050
Saylor Millitz-Lee	35,484	28,156	70,683
Jason Fitzsimmons	42,631	31,703	83,607
Paul Dobson[3]	27,527	34,892	29,632

Notes:

1. In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after tax amounts contributed to the prior non-registered savings plan.
2. Includes the employer contributions, and investment gain/losses during 2019.
3. Mr. Dobson's supplemental account was paid out in 2019 following his resignation.

The following table summarizes the pension information for the NEO participating in the Hydro One DBPP as at December 31, 2019:

Name	Number of Years of Credited Service	Annual Benefits Payable		Opening Value of Defined Benefit Obligation ($)[2]	Compensatory Change ($)	Non-Compensatory Change ($)[3]	Closing Value of Defined Benefit Obligation ($)[4]
		At Year End ($)[1]	At Age 65 ($)[1]				
Brad Bowness	15.6	90,614	203,518	1,436,905	79,449	480,503	1,996,857

Notes:

1. Annual benefits payable at year end were determined using highest three or five years average earnings as applicable and credited service at December 31, 2019. Annual benefits payable at age 65 were determined by using highest three or five years average earnings as applicable at December 31, 2019, and expected credited service at age 65.
2. The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2018. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2018 as disclosed in the notes to Hydro One Inc.'s 2018 consolidated financial statements, based on the actual earnings for 2018 and adjusted to reflect expected increases in pensionable earnings.
3. Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO's own contributions and any other experienced gains and losses.
4. Equals the value of the projected pension earned for service to December 31, 2019. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO's contributions to the plan) and the impact of any differences between actual increases in 2019 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2019 as disclosed in Hydro One Inc.'s 2019 consolidated financial statements.

v. Aggregate Dilutive Impact of Equity-Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2019[4]	2018	2017
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year[1]	2.19%	2.35%	2.67%
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year[2][3]	0.75%	1.05%	0.95%
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year[3]	0.00%	0.197%	0.078%

Notes:

1. The weighted average number of outstanding common shares during the last three years were as follows 595,287,586 common shares for the year ended December 31, 2017, 595,756,470 common shares for the year ended December 31, 2018 and 596,437,577 common shares for the year ended December 31, 2019.
2. In connection with the company's initial public offering, rights to receive an aggregate of 5,412,354 common shares were granted to certain employees represented by the Power Workers' Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2017 rights to receive an aggregate of 4,825,732 common shares remained outstanding. At December 31, 2018, rights to receive an aggregate of 4,234,155 common shares remained outstanding. At December 31, 2019, rights to receive an aggregate of 3,674,377 common shares remained outstanding. For further details, see "Share Grant Plans for Certain Members of Power Workers' Union and the Society of United Professionals" starting on page 89.
3. LTIP awards consisting of RSUs and PSUs granted in 2017 and outstanding at December 31, 2017 represent 463,210 common shares issuable (after giving effect to certain forfeitures) and the total LTIP awards outstanding at December 31, 2017 represent 823,410 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target and all RSUs vest in full. LTIP awards consisting of PSUs, RSUs, and stock options granted in 2018 represent 1,174,150 common shares issuable (after giving effect to certain forfeitures) and the total LTIP awards outstanding at December 31, 2018 represent 1,997,560 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target and all RSUs and stock options vest in full. No LTIP awards consisting of PSUs, RSUs, or, stock options were granted in 2019, and the total LTIP awards outstanding at December 31, 2019 represent 781,887 common shares issuable (after giving effects to certain forfeitures), assuming all PSUs vest at 100% of their target, and all RSUs vest in full. The terms of the PSUs provide that depending on the achievement of certain performance measures, they may vest at 0 to 200% of their target.
4. The PSUs granted in 2017 vested on December 31, 2019 with the performance multiplier of 200% approved by the board following the February 12, 2020 board meeting. The PSUs were subsequently settled in shares. Incorporating the settled PSUs, assuming they settled on December 31, 2019, the pro-forma metrics for the table above would be as follows: 2.18% overhang, 0.74% dilution, and 0% burn rate.

vi. Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation element	Resignation[1]	Retirement[2]	Termination without Cause[3][4]	Termination without Cause following change in control (double trigger)[5][6]	Termination with Cause
Severance	None	None	1.5x or 2x[4] aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service[8], in which case a pro-rata portion will vest	Continue to vest according to schedule	Award forfeited
RSUs, PSUs, Options	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service[8], in which case a pro-rata portion will vest	Consequences depend on circumstances of change in control[7]	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits[3]	Benefits end	Benefits end	Continue for up to 24 months[4]	Continue for up to 24 months	Benefits end

Notes:

1. The NEOs may voluntarily resign their employment at any time; Messr's Poweska and Lopez and Ms. Millitz-Lee are required to give 3 months notice. In the fourth quarter of 2018, the company entered into a retention arrangement with Mr. Lopez. Under the retention agreement, if he resigns between March 31, 2020 and May 31, 2021, Mr. Lopez will receive:
   i. a pro-rated short term award for the fiscal year calculated at target reflecting the period of active service during the fiscal year,
   ii. a long-term incentive grant in 2020, and 2021, as long as Mr. Lopez remains in active employment through March 31st of each year, respectively,
   iii. accelerated vesting of all outstanding unvested long-term incentive grants,
   iv. accelerated vesting of outstanding 2018 PSUs (at 100% target performance), and 2018 RSUs, at the greater of the Hydro One closing share price on May 9, 2019 and the resignation date,
   v. accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance).

   However, in the event Mr. Lopez resigns pursuant to the terms of his retention agreement, no severance is payable.
2. All NEOs, with the exception Ms. Millitz-Lee, are considered to have 'retired', under the former LTIP and the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. The board has applied their discretion to allow Ms. Millitz-Lee to retire for purposes of LTIP awards after age 55 with 3 months of notice. In the event of her retirement, her 2018 RSUs and PSUs will continue to vest according to schedule but will be paid out at the greater of the Hydro One closing share price on June 14, 2019 and the vesting date (and PSUs will be at greater of 100% target performance and actual performance). In the event of her retirement, her 2019 cash-settled LTIP award will be valued at no less than target value as of June 14, 2019. For purposes of the STIP NEOs are considered to have retired if they reach age 55, achieved the age and service eligibility criteria for an undiscounted early retirement pension under the acceptable defined pension plan or such lesser age and service threshold as the board determine.
3. Mr. Lopez and Ms. Millitz-Lee are entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination with cause or reemployment. Hydro One does not ascribe a value for benefits continuation.
4. The payout multiplier for Messrs. Poweska and Fitzsimmons is 2x and the payout multiplier for Mr. Lopez and Ms. Millitz-Lee is 1.5x. For all NEOs other than Mr. Bowness benefits will continue for 24 months. Mr. Bowness does not have contractual severance entitlements. Upon termination without cause, he will receive notice or pay in lieu of notice in accordance with applicable employment standards legislation and common law.

5. Treatment only applies to termination by the company without cause or in the case of Mr. Poweska in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Mr. Poweska "good reason" is defined as a material change in title, responsibilities, authority or "status"; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.
6. A 'change in control' will occur in the following circumstances:
   a. more than 50% of the outstanding voting securities of the company are acquired;
   b. all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly owned subsidiary;
   c. an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
   d. individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;
   e. pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;
   f. a change is made to an Ontario law or regulation that:
      i. both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or
      ii. imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or
   g. the board passes a resolution confirming that a change in control has occurred.
7. If within 24 months following a change in control, the executive's employment is terminated by the company without cause then, without any action by the plan administrator:
   i. If the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (6) above, the prior awards held by the executive on the change in control (the "Affected Awards") shall continue to vest and be settled or exercised in accordance with their terms; and
   ii. if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (6) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.
8. If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant's awards will vest.

The table below shows the incremental amounts that would become payable to the company's NEOs, if such events had occurred on December 31, 2019.

Name	Resignation $	Retirement $[2]	Termination Without Cause $[3]	Termination Without Cause after Change in Control (double trigger) $	Termination with Cause $
Mark Poweska	0	0	2,000,000	2,500,000	0
Chris Lopez	0	0	944,265	1,696,915	0
Saylor Millitz-Lee	0	0	787,500	1,380,512	0
Jason Fitzsimmons	0	0	1,023,670	1,338,170	0
Brad Bowness[1]	0	0	N/A	267,750	0

Notes:
1. Mr. Bowness' entitlements in the event of a termination by the company without cause will be determined in accordance with applicable employment standards legislation and common law.
2. Hydro One does not ascribe a value for benefits continuation.
3. Severance payments are calculated based on annualized base salary and the target short term incentive as of December 31, 2019. The payout multipliers for the NEOs are as follows: 2x for Messrs. Poweska and Fitzsimmons, and, 1.5x for Mr. Lopez and Ms. Millitz-Lee. The company does not ascribe a value for benefits continuation.

Paul Dobson resigned effective May 31, 2019. In accordance with the terms of his retention agreement, he received a pro-rated payment of his short-term incentive award ($249,219) and received a payment in lieu of a long-term incentive award for the time worked in 2019 ($744,658). His 2018 RSUs and PSUs vested on May 31, 2019 and were surrendered for cancellation in exchange for cash payments which will be made in accordance with the grants' original vesting schedule. The value of the payouts will be calculated at the greater of $19.41 per share and the share price on the original vesting date, as adjusted to reflect the greater of the Canadian to U.S. dollar exchange rate on May 31, 2019 and the applicable original vesting date.

H. Appendices:

i. Securities Authorized For Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2019, of the security based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long-Term Incentive Plan	733,937(1)	N/A	9,351,657(1)(2)
	Power Workers' Union Share Grant Plan(4)	2,646,963(3)	N/A	0(3)
	Society of United Professionals Share Grant Plan(4)	1,027,414(3)	N/A	0(3)
Total		4,408,314	N/A	9,351,657

Notes:

1. Includes 2017 PSUs which settled in February 2020 based on the approved 200% multiplier and assumes outstanding 2018 PSUs vest at 100% of target.
2. As at December 31, 2019, 555,095 common shares (approximately 0.09% of the 596,818,436 issued and outstanding common shares as at December 31, 2019) have been issued under the LTIP.
3. As at December 31, 2019, 1,066,052 common shares have been issued under the Power Workers' Union Share Grant Plan (0.18% of the 596,818,436 issued and outstanding common shares as at December 31, 2019) and 2,646,963 common shares remain available for issuance (0.44% of the 596,818,436 issued and outstanding common shares as at December 31, 2019) after giving effect to certain forfeitures. 249,961 common shares have been issued under the Society of United Professionals Share Grant Plan to date and 1,027,414 common shares remain available for issuance (0.17% of the 596,818,436 issued and outstanding common shares as at December 31, 2019) after giving effect to certain forfeitures.
4. The number of common shares to which the eligible employees represented by the Power Workers' Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the initial public offering.

ii. Former Equity-Settled Long-Term Incentive Plan

This plan is applicable to the 2016, 2017 and 2018 LTIP grants. A summary of the key terms of the former LTIP are presented below:

Types of Awards	*PSUs and RSUs.* *Options.* An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period. While none of the following have been granted, the LTIP also contemplates the possibility of grants of: • *Restricted shares.* A restricted share award is an award of common shares subject to forfeiture restrictions. • *DSUs.* A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions. • *SARs.* A share appreciation right *(SAR)* is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period. • *Other awards.* Other awards are awards that are convertible into or otherwise based on the common shares.
Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the board are not eligible.
Maximum No. of Shares Authorized	11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares as of December 31, 2019). As of December 31, 2019, there were 403,550 common shares subject to outstanding options (approximately 0.07% of the issued and outstanding shares), 330,387 common shares subject to outstanding RSUs and PSUs (approximately 0.06% of the issued and outstanding shares), and 8,617,720 common shares available for future awards (approximately 1.44% of the issued and outstanding shares). If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.
Insider Limits	Under the LTIP and any other Hydro One security based compensation arrangements: • maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares. • maximum number of common shares issuable to insiders within any one year period is 10% of the outstanding common shares.
Fair Market Value	Under the LTIP, the fair market value is based on the common share price on the TSX on the applicable date.
Company trading blackout periods	If an award is scheduled to expire during, or within five business days after, a company trading blackout period restricting employees from trading in common shares, then the award shall expire ten business days after such restricted trading period expires.
Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next installment of the award due to vest shall immediately vest, based on the number of days elapsed since the last installment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award's normal expiration date if earlier.

Retirement	Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms. "Retirement" means: (a) If the employee: i. is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board of may require; ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine; iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant; iv. has achieved such lesser age and/or service thresholds as the Plan Administrator may determine. (b) the employee has given formal notice of their intention to retire six months in advance or such lesser period as the may approve; (c) no cash severance payment or retirement allowance or equivalent is paid; and (d) the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.
Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award's normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause[2]	If the employee has 5 years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, then, a pro-rated portion of the next installment of any awards due to vest shall immediately vest with PSUs at deemed to have met 100% of the specified performance targets. Options share remain exercisable for 90 days from the termination date. Otherwise, unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award's normal expiration date if earlier.
Termination Without Cause Within 24 Months Following a Change in Control	If, within 24 months following a change in control, the executive's employment is terminated by the company without cause then, without any action by the Plan Administrator: (i) if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the "Affected Awards") shall continue to vest and be settled or exercised in accordance with their terms; and (ii) if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.
Change in Control	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control	Subject to certain exceptions, means: (a) more than 50% of the outstanding voting securities of the company are acquired; (b) all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly owned subsidiary; (c) an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; (d) individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;[2] (e) pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;[2] (f) a change is made to an Ontario law or regulation that: (i) both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or (ii) imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;[1] or (g) the board passes a resolution confirming that a change in control has occurred. As a result of limitations on the ownership of the company's shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.
Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a 'permitted assign' (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.
Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.
Clawback	The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the company or as otherwise required by law or applicable stock exchange listing standards.
Adjustments	The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

Amendment	The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee's rights under the award is subject to the employee's consent unless expressly provided in the LTIP or the terms of the award at the time of grant. Shareholder approval is required for any amendment that: (a) increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above); (b) permits non-employee directors to receive awards; (c) reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital; (d) extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within 5 business days thereof); (e) permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period); (f) permits awards to be transferred other than to a "permitted assign" (as defined under Canadian securities law) or for normal estate settlement purposes; or (g) deletes or reduces the range of amendments which require shareholder approval.

Notes:
1. Represents a change to the LTIP which was approved by the board on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
2. Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
3. As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

The above description of the former equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.

iii. Share Grant Plans for Certain Members of the Power Workers' Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers' Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.67% of the outstanding common shares as of December 31, 2019)	1,434,686 common shares (0.24% of the outstanding common shares as of December 31, 2019)
Schedule for Delivery of Shares	Each participant received a schedule setting out the shares to be delivered on each date subject to the participant's continuous employment, which schedule provided that the last delivery date would be the first to occur of: • April 1, 2028; • the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and • the date the employee must, due to age, cease contributing to such plan under the current provisions of the *Income Tax Act* (Canada)	Each participant received a schedule setting out the shares to be delivered on each date subject to the participant's continuous employment, which schedule provided that the last delivery date would be the first to occur of: • April 1, 2029; • the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and • the date the employee must, due to age, cease contributing to such plan under the current provisions of the *Income Tax Act* (Canada)

	Power Workers' Union Share Grant Plan	Society of United Professionals Share Grant Plan
Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment	Board may amend the plan at any time subject to the consent of the Power Workers' Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant's consent Shareholder approval is required for any amendment that: a) increases the number of common shares reserved for issuance under the plan, b) permits non-employee directors to participate, c) allows equity-based awards other than grants of common shares to be made under the plan, or d) amends the amendment provisions other than to add additional matters requiring shareholder approval.	Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant's consent Shareholder approval is required for any amendment that: a) increases the number of common shares reserved for issuance under the plan, b) permits non-employee directors to participate, c) allows equity-based awards other than grants of common shares to be made under the plan, or d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.

Other Information

Directors' and Officers' Liability Insurance

Hydro One carries the following types of directors' and officers' liability insurance: (i) traditional directors' and officers' insurance (the *traditional policy*) which has a total policy limit of $200 million in the aggregate, including defence costs; and (ii) public offering of securities directors' and officers' liability insurance (the *public offering of securities policy*) which has a total policy limit of $200 million in the aggregate, including defence costs. Under these policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions and exclusions of the policies. Each policy has a $100,000 deductible for indemnifiable claims. The 2019 premium costs for these policies, exclusive of taxes, are as follows: (i) approximately $371,713 for the traditional policy; and (ii) approximately $133,063 (annualized portion of the total premium cost over the life of the policy) for the public offering of securities policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One's common shares, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company's most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the governance agreement with the Province; and (ii) a registration rights agreement (the *registration rights agreement*) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 letter agreement with the Province as described on page 27 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the *Business Corporations Act* (Ontario) and the company's by-laws. Any proposal to be considered at the 2021 annual meeting of the company must be received by the Corporate Secretary of Hydro One by no later than March 9, 2021.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company's by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company's by-laws for complete details on the procedures to be followed. The company's by-laws are available under Hydro One's profile on SEDAR at **www.sedar.com**.

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One's profile on SEDAR at **www.sedar.com** and on our website at **www.HydroOne.com**. For additional details concerning the governance agreement, the registration rights agreement and the July 11 letter agreement, please refer to Hydro One's annual information form which is available under Hydro One's profile on SEDAR at **www.sedar.com**. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management's discussion and analysis of Hydro One for 2019. Shareholders may request copies of Hydro One's financial statements and management's discussion and analysis by sending a request in writing to:

483 Bay Street
c/o Corporate Secretary of Hydro One Limited
8th Floor, South Tower
Toronto, Ontario
M5G 2P5

Copies are also available under Hydro One's profile on SEDAR at www.sedar.com.

Schedule "A" Hydro One Limited Mandate for the Board of Directors

The board of directors (the *"Board"*) of Hydro One Limited (including its subsidiaries, the *"Company"*) is elected by the shareholders and is responsible for overseeing the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management, all with a view to preserving and enhancing the business of the Company and its underlying value.

Responsibilities

While the Board maintains oversight of the Company's operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees, the Audit Committee, the Governance Committee, the Human Resources Committee and the Health, Safety, Environment and Indigenous Peoples Committee. In addition to these regular committees, the Board may appoint *ad hoc* committees periodically to address specific matters.

The Board's primary roles are overseeing both corporate performance and the quality, depth and continuity of management required to meet the Company's strategic objectives. Other principal duties include:

Culture of Integrity

1. supporting a corporate culture of integrity and responsible stewardship.
2. satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers, and that such individuals promote a culture of integrity throughout the Company.

Capital and Financial Structure

3. approving the capital and financial structure of the Company.
4. approving the declaration and payment of dividends.

Strategic Planning

5. overseeing and reviewing, questioning and approving the mission and vision of the Company as well as its strategy, objectives and goals, taking into account the opportunities available to the Company, the potential risks it faces, and the Company's risk appetite.
6. reviewing, providing input on, and approving the budget and business, financial and strategic plans proposed by management to enable the Company to reach its objectives and goals.
7. adopting processes for monitoring the Company's performance and progress toward its strategic and operational goals.

Risk Management

8. overseeing the Company's enterprise risk management system for effectively identifying, monitoring and managing the risks it faces with a view to achieving a proper balance between the risks incurred and potential returns and the long term sustainability of the Company.
9. approving policies and procedures designed to ensure that the company operates responsibly and in compliance with applicable laws and regulations.

Regulatory

10. overseeing and reviewing material regulatory matters relating to the business of the Company.

Appointment and Oversight of Management

11. approving the appointment of, and if necessary removing and replacing, the Chief Executive Officer, approving his or her compensation and approving succession plans for the Chief Executive Officer.
12. overseeing the process for appointment, removal and replacement of all other executive officers, their compensation and the succession planning processes of the Company.
13. delegating to senior management the authority for expenditures and transactions, subject to specified limits beyond which Board approval would be required.

Corporate Governance

14. approving the Company's approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (as amended, revised or replaced from time to time, the "Governance Agreement"), including the Board's mandate, committee mandates, committee appointments, corporate governance guidelines, position descriptions for the Board Chair and of the committee chairs and director compensation and protection.
15. overseeing structures and procedures to enable the Board to exercise independent judgment.
16. overseeing succession-planning for the Board, orientation and educational opportunities for directors and the regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, each Committee Chair, and each individual director.
17. delegating to Board committees oversight of specific matters, but except for the authority of the Governance Committee over the management and oversight of the director nomination process pursuant to the Governance Agreement, otherwise retaining ultimate responsibility for those delegated matters.
18. enforcing Board policy respecting confidentiality of the Company's proprietary information and Board deliberations.

Communications and Reporting

19. monitoring and supporting investor relations activities and reporting annually to shareholders on the Board's exercise of its oversight responsibilities for the preceding year.
20. reviewing communications plans for shareholders, employees, customers, financial analysts, governments and regulatory authorities, the media and other stakeholders, as well as processes to ensure the timely, accurate and complete disclosure of developments that have a significant and material impact on the Company.
21. overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis.
22. receive and review reports on material sustainability issues; and
23. assessing the Company's board-shareholder communications and engagement and stakeholder engagement policies and practices including systems to accommodate feedback from shareholders and other stakeholders.

Approved by the Board on November 6, 2019.

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1-888-664-9376 Fax: 1-888-625-4401 (toll-free) or 905-944-3251 Email: CustomerCommunications@HydroOne.com Report an Emergency (24 hours): Tel: 1-800-434-1235
Shareholders looking for information on voting or technical support for the virtual shareholder meeting	Broadridge Financial Solutions Inc. How to Vote: By phone (English/French): 1-877-907-7643 (toll-free within North America) or 905-507-5450 (outside of North America) By email: noticeandaccess@broadridge.com (outside of North America) Online: www.proxyvote.com (enter the control number located on the voting instruction form). URL for the virtual shareholder meeting: www.virtualshareholdermeeting.com/HRNNF2020 Technical support line: 1-800-586-1548 or 303-562-9288 (International)
Shareholders changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel: 1-800-564-6253 or 514-982-7555 Fax: 1-888-453-0330 or 416-263-9394 Email: service@computershare.com
Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

Find the information you need online

Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/Investor-Relations.

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management's discussion and analysis (MD&A) are available on our website (www.HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2019, you must mark the request box at the bottom of your proxy form *(registered shareholders)* or voting instruction form *(beneficial shareholders)*.